UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 07, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release
AngloGold Ashanti Report for the quarter and six months ended
30 June 2013.

Quarter 2 2013
Report
for the quarter and six months ended 30 June 2013
Group results for the quarter….
•  Solid gold production of 935koz, in-line with guidance provided for the period of 900-950k oz up 4% from the first quarter.
•  Total cash costs of $898/oz, better than the adjusted guidance range for the period of $900/oz and $920/oz.
•  $1.25bn bond issue provides additional liquidity in volatile operating environment; improves debt maturity profile.
•  Net debt at 30 June 2013 was $2.78bn, reflecting a net debt to EBITDA ratio of 1.56 times.
•  Capital expenditure for 2013 reduced by $100m to $150m, from $2.1bn to $1.95bn.
•  2014 expensed exploration target of $150m-$175m (2012:$461m).
•  Corporate reorganization underway; 2014 corporate cost target of $120m to $140m. (2012: $291m, 2013: $240m forecast).
•  Tropicana is ahead of schedule and remains within budget; commissioning underway.
•  Kibali is progressing well and remains on budget and on schedule for production as early as October.
•  No second-quarter dividend declared given volatile environment; dividend to be reviewed at year-end; reverting to bi-annual dividend schedule.
• All Injury Frequency Rate (AIFR) in the quarter was 7.61 per million hours worked, 11% year-on-year improvement.
Quarter
Six months
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Restated
1
Restated
1
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
935
899
1,073
1,834
2,054
Price received
2
- $/oz
1,421
1,636
1,607
1,529
1,650
Total cash costs
- $/oz
898
894
773
896
769
Total production costs
- $/oz
1,141
1,147
980
1,144
979
Financial review
Adjusted gross profit
3
- $m
231
434
658
665
1,397
Gross profit
- $m
330
434
658
765
1,397
(Loss) profit attributable to equity shareholders
- $m
(2,165)
239
304
(1,926)
884
- cents/share
(559)
62
79
(497)
229
Headline earnings
- $m
112
259
323
372
892
- cents/share
29
67
83
96
231
Adjusted headline (loss) earnings
4
- $m
(135)
113
270
(23)
716
- cents/share
(35)
29
70
(6)
185
Cash flow from operating activities
- $m
140
356
506
496
1,132
Capital expenditure
- $m
556
512
495
1,069
893
Notes:    1. Restated for changes in the Accounting Policies. Refer to note 13 of the financial statements.
2. Refer to note C "Non-GAAP disclosure" for the definition.
3. Refer to note B "Non-GAAP disclosure" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-
looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission
(“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

Quarterly Report June 2013 - www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 30 June 2013
oz (000)
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$/oz
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$m
Year-on-year
$m Variance
2
Qtr on Qtr
$m Variance
3
SOUTH AFRICA
307
(15) (6)
890
14 (1)
81
(124) (73)
Vaal River Operations
110
(17) (4)
958
8 (6)
14
(32) (21)
Great Noligwa
21
(13) (13)
992
(12) (10)
6
- (3)
Kopanang
47
(16) -
869
- (7)
13
(15) (7)
Moab Khotsong
42
(22) (2)
1,039
14 (1)
(5)
(17) (10)
West Wits Operations
136
(26) (10)
829
(7) (2)
38
(84) (44)
Mponeng
80
(33) (14)
766
30 8
27
(69) (36)
TauTona
4
56
(14) (2)
919
3 (14)
11
(15) (9)
Total Surface Operations
62
41 (2)
903
2 12
28
(9) (8)
First Uranium SA
5
27
- 13
892
- 8
10
10 4
Surface Operations
35
(20) (8)
911
34 15
18
(19) (13)
INTERNATIONAL OPERATIONS
628
(12) 10
901
14 -
169
(286) (140)
CONTINENTAL AFRICA
343
(16) 24
883
16 (11)
100
(163) (29)
Ghana
Iduapriem
51
9 24
911
(1) (13)
17
(8) 2
Obuasi
58
(30) 18
1,560
64 (10)
(32)
(66) (2)
Guinea
Siguiri - Attr. 85%
62
(7) -
850
14 (15)
30
(14) (8)
Mali
Morila - Attr. 40%
6
17
(23) 13
728
(16) (6)
11
(4) (1)
Sadiola - Attr. 41%
6
23
5 21
1,003
(23) (9)
10
3 1
Yatela - Attr. 40%
6
6
- (40)
1,451
(37) 10
(1)
4 (3)
Namibia
Navachab
13
(38) (7)
976
1 9
5
(5) (1)
Tanzania
Geita
113
(19) 71
514
22 32
68
(60) (1)
Non-controlling interests,
exploration and other
(7)
(12) (14)
AUSTRALASIA
50
(30) (18)
1,829
54 40
(30)
(55) (33)
Australia
Sunrise Dam
50
(30) (18)
1,713
55 37
(24)
(55) (31)
Exploration and other
(6)
- (2)
AMERICAS
235
1 -
733
12 10
100
(67) (77)
Argentina
Cerro Vanguardia - Attr. 92.50%
62
11 13
615
4 5
35
(9) (7)
Brazil
AngloGold Ashanti Mineração
76
(22) (17)
858
24 25
14
(40) (52)
Serra Grande
7
37
147 16
675
(23) (14)
17
10 (6)
United States of America
Cripple Creek & Victor
60
(6) 9
726
21 13
32
(19) (11)
Non-controlling interests,
exploration and other
2
(8) -
OTHER
-
(15) 5
Sub-total
935
(13) 4
898
16 -
250
(425) (207)
Equity accounted investments included above
(20)
(4) 3
AngloGold Ashanti
231
(427) (203)
1
Refer to note B under "Non-GAAP disclosure" for definition
2
Variance June 2013 quarter on June 2012 quarter - increase (decrease).
3
Variance June 2013 quarter on March 2013 quarter - increase (decrease).
4
As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.
5
Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
6
Equity accounted joint ventures.
7
Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Financial and Operating Report
OVERVIEW FOR THE QUARTER AND SIX MONTHS
CEO STATEMENT
“I am exceptionally pleased to report a solid operational quarter against our guidance, with gold production of 935,000oz up 4%
on the first quarter, at a total cash cost of $898/oz,” said Chief Executive Officer Srinivasan Venkatakrishnan. “While we
recorded an adjusted headline loss over the period, this was due largely to the write-down of ore stockpiles due to the sharply lower gold price, which has declined by some 25% this year. We have adopted a decisive, two-pronged response to this weaker price environment focused on revenue enhancement and improving efficiencies by addressing costs at a number of levels.
“Importantly, while we remain positive on the prospects for the gold price in the long term, we’ve taken the decision to prepare our business for a volatile gold-price environment where we believe there may be downside risk in the medium term. Graham
Ehm, Executive Vice President Group Technical and Planning, is now using a more prudent gold price of $1,100/oz as the planning assumption, with various scenarios above and below that benchmark. This will give us flexibility in a weak market while providing us the opportunity to benefit from widening margins if the price surprises on the upside. While this more conservative approach to planning may have an impact on output levels, we remain steadfastly committed to prioritising cash flow and returns over production levels. Similarly, we continue to carefully review our portfolio to identify assets that no longer meet our investment criteria and may be sold or closed, and for others that may be amenable to partnerships.
“Our revenue enhancement efforts are focused on stripping out unprofitable production and bringing our Tropicana and Kibali projects to production in the coming months. These two important new mines are expected to contribute approximately
550,000oz to 600,000oz of new annual production next year at below our current average cost, improving the group’s cash cost profile.
“Our cost efficiency programme has already yielded results. In looking at improving the overall efficiency of our business, we’re addressing expenditure on several fronts: corporate costs, exploration spending, project and sustaining capital, and direct operating costs. At each step in this cost rationalisation process we’ve taken care to ensure we retain core skills and keep our key long term options intact, at a reasonable cost.
“We have completed an extensive organisation redesign that started at the beginning of this year, which aimed to remove duplication and waste, and to create a cleaner leadership structure with more direct accountabilities. We’re now implementing the recommendations of that review, which called for us to remove about 40% of all non-mining roles from our global corporate structure. In addition, we are attacking all areas of indirect spend outside of payroll, in order to bank savings going into next year. We’re now targeting corporate costs of $120m to $140m next year, around half the $240m initially forecast for 2013, and an even greater saving from the $291m spent last year.
“There will also be a narrowing of the focus for our exploration programme, which includes a global drilling programme as well as investment in our Technology Innovation Consortium in South Africa. We will withdraw from more than a dozen countries and will focus on our three most prospective regions – Tropicana, Colombia and the Siguiri region in Guinea – while also continuing to aggressively advance the underground technology push in South Africa. Expensed exploration and evaluation in 2013 is now anticipated to be $327m, from the $377m initially forecast, a saving of approximately $50m for this year. In 2014, we’re now targeting expensed exploration and evaluation spend at between $150m to $175m.
That takes the targeted annual savings from these exploration and corporate cost initiatives together to as much as
$437m to $482m next year, as compared to 2012 levels, or more than $100/oz.
“In addition to addressing these overhead costs, we’re phasing some of our expenditure on projects in South Africa and have reduced this year’s total capital budget by about $150m, to $1.95bn (which includes about $1bn of project capital). As we move into next year we will aim to realise further reductions in sustaining capital by seeking out efficiencies in our planning process, while looking to capture savings in a more benign operating cost environment. We also anticipate a drop in our project capital as a natural consequence of the completion of our Tropicana project and the commissioning of the open-pit mine at the Kibali joint venture.
“This improvement will be complemented by our Project 500 initiative, which aims to realise cost savings of some $500m from across our portfolio by the end of next year. The Project 500 team, overseen by Ron Largent, chief operating officer of our
Americas and Continental African portfolio, has already visited four pilot sites – Siguiri, Geita, Cuiaba and Moab Khotsong – and identified a range of significant opportunities that will contribute toward realising this goal.
“In keeping with our prudent approach to balance sheet management and proactively reducing risk, particularly in the prevailing uncertain market conditions, we took advantage of a slightly firmer market in July to raise $1.25bn though a the sale of seven-
year bonds. The proceeds will be used to refinance our $732.5m convertible bond which matures in May of next year and the surplus will provide the comfort of additional liquidity. The debt issue removes refinancing risk and improves our debt maturity profile, while only modestly raising annual interest costs, given that we have a 6% mandatory convertible bond that matures in
September and a tender offer to redeem the 3.5% convertible notes that would otherwise mature in May.
“While this work to refocus the business continues at a strong pace and in a challenging environment, our first priority remains to operate safely as we work to deliver value to our stakeholders. We have made great strides in recent years to improve the culture of safety in our business, with our Continental Africa business recording the commendable achievement of logging not a single lost time injury in June. All of our four regions, Americas, Australia, Continental Africa, South Africa (save for West Wits)
and our exploration sites, were also free of fatalities in the first half of this year. While these achievements are our most important, we recognise that there remains much room for improvement and we will continue to look for innovative ways to reach our ultimate goal of zero harm in the workplace.”
Quarterly Report June 2013 - www.AngloGoldAshanti.com 2

FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings (AHE) was a loss of $135m and 35 US cents per share in the three months to 30 June 2013, compared with $113m or 29 US cents per share the previous quarter, and $270m or 70 US cents per share a year earlier, in the second quarter of 2012. This figure includes a $144m loss associated with stockpile inventory write-downs, indirect tax provisions and corporate restructuring.
Net loss attributable to equity shareholders for the second quarter of 2013 was $2,165m, compared to a profit of $239m in the previous quarter, negatively impacted by a post-tax impairment of tangible and intangible assets and investments and inventory write-downs aggregating $2.4bn. The impairment largely consisted of a write-down of assets in Continental Africa and the
Americas and arose primarily from using lower gold price assumptions and higher discount rates.
Operational performance for the second quarter was solid with production within market guidance provided at first quarter of
2013 results, and costs marginally better. Production was 935,000oz at an average total cash cost of $898/oz, compared to
899,000oz at $894/oz the previous quarter and benefitted from a strong ramp up at Geita following a mill replacement in the first quarter of 2013. Total cash costs were slightly better than initial market guidance of $900-950/oz.
Cash flow from operating activities declined from $356m the previous quarter to $140m, reflecting the 13% decline in average realised gold price in the quarter. Total capital expenditure during the second quarter was $556m (including equity accounted joint ventures), compared with $512m the previous quarter and $495m in the second quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $285m. As a result of relatively high project capital levels associated with the advanced Tropicana and Kibali projects, and a weaker gold price in the second quarter of 2013, free cash flow was negative at $497m.
At the end of the second quarter of 2013, net debt was $2.78bn, and the twelve month EBITDA to 30 June 2013 was $1.79bn, resulting in a Net Debt to EBITDA ratio of 1.56 times. This is despite taking on the impact of the South African strike last year and, more recently, a decline in the gold price. The principal factors that accounted for the increase in net debt level during the quarter were:
• Capital expenditures on projects of $285m, the majority of which was spent on key projects at Tropicana and Kibali, and
• the expansion of CC&V, which is scheduled to contribute additional production from 2015;
Sustaining capital expenditures, including ore-reserve development expenditure, of $271m.
On 30 July 2013, AngloGold Ashanti issued a seven-year bond due 2020 for an aggregate principal amount of $1.25bn and an annual interest rate of 8.5%.
The bond issue attracted significant interest from fixed income investors and provided the funds for AngloGold Ashanti to launch a tender offer for the repurchase of its $732.5m, 3.5% Guaranteed Convertible Bonds due May 2014. We believe that these transactions will significantly improve the company’s debt profile, introducing longer-term debt maturity to the balance sheet and providing additional liquidity in what remains a volatile market and operating environment for global gold producers. Given that the $789m, 6% mandatory convertible bond will be redeemed for shares in September, and the tender offer is currently open to redeem the $732.5m, 3.5% convertible bond, the additional incremental annual interest payments to be incurred by the new bond issue is modest at around $30m.
UPDATE ON CAPITAL PROJECTS
Tropicana is ahead of schedule. The company remains committed to ensuring that its two new gold projects – Tropicana and
Kibali – commence commercial production before the end of this year. The Tropicana gold project (AngloGold Ashanti 70% and
Independence Group NL 30%) is progressing well, and is ahead of schedule to commission in the third quarter of 2013 and ramp up during the fourth quarter of 2013. The estimated capital expenditure remains unchanged at between A$820-A$845m on a 100% basis. As mentioned by joint venture partner and operator Randgold Resources, on 23 July 2013, Kibali may produce gold as early as October of this year. Together, these projects are expected to add attributable production of approximately 550,000oz to 600,000oz in 2014 at a combined average total cash cost of less than our current average total cash costs.
By the end of June, structural steel, plate work installation, mechanical installation and tailings storage facility construction were complete at Tropicana. The powerhouse was commissioned during the second quarter of 2013 along with the dry plant. First ore was sent to the crushing plant on 26 July. Site activities are now focused on completion of plant sub-systems and the crushing and screening areas to enable pre-commissioning and commissioning to begin, with the commissioning team mobilised on site for a little over two months.
The full operating team is now in place and has been mobilised to the site. The mining department celebrated the first year of operation in July, and mobilisation of the third mining fleet is in progress.
Cash operating cost estimates for the project remain within the previously announced range of A$590/oz to A$630/oz. Average annual production estimates during the first three years also remains in line with previous guidance at between 470,000-
490,000oz on a 100% basis.
The Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold
Resources (45%), remains on track for production by the end of the year. By the end of June 2013, AngloGold Ashanti spent
$447m towards Kibali’s development. Significant progress continues to be made towards commissioning. The Process Plant is making progress in preparation of producing first gold in the final quarter of 2013. Completion of the Sulphide circuit is expected in early 2014, which is in-line with the mining schedule. A revised schedule for Kibali has production from underground commencing later mitigated by bringing forward additional open pit ore.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 3

The CC&V Mine Life Extension 2 (MLE2) project, an expansion of our CC&V mine in Colorado, continues to progress well. To date, we have spent $118m. The design work on the HG Mill is complete and the facility is on track for completion in the second half of 2014. Construction work for the re-routing of Highway 67 is underway. Construction of the water pumping facility necessary to deliver the required water for the mill is now complete, along with temporary construction warehouses and offices required for the project are all complete and in use. The budget and schedule continue to be well within the plans.
UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW
Cost optimisation and portfolio review:
In order to optimise cash flow from the business, AngloGold Ashanti is working to reduce all costs (direct operating costs, corporate and exploration costs, and capital expenditure), while enhancing revenue by removing unprofitable production from the portfolio and improving the overall quality of its asset base by completing development of its two new projects (Tropicana and Kibali) in the coming months.
On direct operating costs, the previously announced Project 500 initiative is currently underway to remove approximately $500m of operating costs within an 18 month period. This approach has been piloted at four global sites (Siguiri – Guinea, Geita –
Tanzania, Moab Khotsong – South Africa and Cuiabá – Brazil), which were selected on the basis of being among the largest long-term producers in the company. Project 500 was well received by the site management teams and potential savings of approximately $235m have been identified. Detailed planning to realise those opportunities and ensure they are integrated into budgets, is currently underway.
Progress has also been made in reducing corporate overhead costs by rationalising corporate structures, reducing the use of consultants and eliminating duplication, redundant management and administrative functions. The operating support structure has been further simplified with operations now falling under the two Chief Operating Officers and the reduction in the size of the executive committee. The process of effecting redundancies has commenced in AngloGold Ashanti’s global corporate and exploration structures and we expect that during the last quarter of this year, after taking into account the notice periods that need to be provided to affected employees, approximately 35-40% of these roles will have been removed. Indirect spend, such as travel, communication and IT costs are being rationalised with a view to further sustainable cost savings. In 2014, corporate costs are anticipated to fall from the $240m forecast for this year, to between $120m and $140m. ERP project has also been suspended for Continental Africa region ($113m saving over 3 years).
In light of the lower and more volatile gold price, capital expenditure is also being rationalised with a view of focusing expenditure on higher quality assets and curtailing expenditure or suspending operations on other projects. For example,
AngloGold Ashanti announced in November 2012 that capital expenditure significantly slowed at Sadiola in Mali. In addition,
Project Zaaiplaats at the Moab Khotsong mine in South Africa has been postponed while alternative development options for the project are being evaluated. The deepening project at Mponeng in the West Wits region of South Africa has also been slowed to optimise expenditure. Capital expenditure for 2013 is now expected to $1.95bn-$2bn, compared to previous guidance of $2.1bn, reflecting a savings of $100m-$150m. Given that both Kibali and Tropicana will go into production later this year, we expect that the level of project capital expenditure in 2014 will be lower than the current year, whilst the Group will also see the added benefit of free cash flow from these two new projects.
AngloGold Ashanti’s industry-leading exploration programme has already been significantly refocused to further optimise expenditure, with key areas of emphasis now in Colombia, Australia and Guinea, as well as continuing the investment in the
Technology Innovation Consortium, which is developing a production system to help improve underground mining in South
Africa. In effecting this more concentrated exploration strategy, AngloGold Ashanti is withdrawing from 13 countries.
Management has already reduced this year’s residual exploration and evaluation budget by around $50m and will make significantly greater savings next year. Total spending on expensed exploration (greenfield, brownfield, Colombia, SA
Technology and evaluation studies) for this year is now expected to total about $327m, compared to the previous guidance of
$377m. This number is expected to reduce further in 2014 to $150m - $175m, $30m of which will be allocated to the SA
Technology Project.
Although the steps which are outlined above are expected to improve the company’s cost base and focus capital expenditure, there will likely be a time lag before some of these measures take effect. It is expected that these measures will result in an improvement in performance which will be reflected in results for the full year 2014. In the interim, however, aggressive moves to reduce discretionary spending and immediate changes to expenditures for the remainder of the year are expected to support the business in the event of any unforeseen operational disruptions and/or a further sharp fall in the gold price.
WAGE NEGOTIATIONS UPDATE
AngloGold Ashanti continues to engage with its employees, through their organised labour representatives, as part of the gold industry’s collective bargaining process overseen by the Chamber of Mines. The South African gold industry finds itself in a challenging operating environment, given sharply lower gold prices, lower productivity levels and rising costs and has shed a significant number of jobs over the past decade as these pressures have mounted. Against this backdrop, it is difficult to contemplate wage increases of any kind in the current round of wage talks. Notwithstanding, the gold producers participating in the central bargaining forum have offered a 5% adjustment to salaries as a sign of good faith in the current wage negotiations.
While these discussions with organised labour did not initially yield a positive outcome and have entered a process of third-party mediation, through an established legal framework, AngloGold Ashanti remains committed to finding a solution to benefit all parties and not further jeopardise the long-term viability of South Africa’s gold industry.
TECHNOLOGY AND INNOVATION UPDATE
During the second quarter of 2013, the Technology Innovation Consortium progressed significantly in prototype development pertaining to the three key technologies that aim to establish the base for a safe, more efficient mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations. It is anticipated that this new improved mining method, if successful, will significantly enhance productivity levels of AngloGold Ashanti’s South African mining operations:
Quarterly Report June 2013 - www.AngloGoldAshanti.com 4

Orebody Knowledge & Exploration (RC Drilling): A new diamond-enhanced drill bit has been tested, which has resulted in reduced mechanical issues. Further tests have indicated that as the hole deepened, drilling efficiency decreased and declining penetration rates were experienced. New drill rods, designed to ensure increased air flow within the tubes, and thus faster penetration rates at depth, have now been procured and testing of the new rods will commence at the beginning of the third quarter.
Reef Boring (Stoping): The focus in the second quarter was to further enhance drilling effectiveness by applying improved reamer geometries. A newly-designed cutter head (reamer) of 660mm in diameter was manufactured and delivered during the second quarter of 2013. The first 660mm double-pass hole was drilled successfully with increased drilling efficiency: this test hole was completed within 3.9 days compared to the previous rate of 4.4 days using the double-pass method. The final test for the new reamer will be to complete a single pass hole in the shortest possible timeframe and further improve on previous rates of 3.2 days for a 30m hole. Negotiations and processes have commenced for the design and manufacture of the first production machines, with the intention to start manufacturing mid-range machines (40-80cm channel width reefs) as well as small diameter machines (<40cm channel width reefs) during the third quarter. The machines are intended for deployment to the production environment towards the end of the first quarter in 2014.
Ultra High Strength Backfill (UHSB): During the second quarter, an additional five holes were filled at the reef boring test site at
TauTona Mine. Three of the holes were fitted with instruments to monitor the performance of the UHSB, as well as the ground conditions of holes being drilled in close proximity. Encouraging advancements in the mixing process have been achieved, leading to reduced times and increased flexibility in the application of the product. Development of the prototype mixer will continue in the third quarter as the Consortium seeks to transform the current system, suitable for niche small volume applications, to a bulk application.
DIVIDEND
The Board has elected to pass on the quarterly dividend given the current market conditions and will review this decision again at year-end. The company will also revert to a bi-annual dividend schedule.
SAFETY
The business experienced two fatalities during the quarter, both in the South Africa Region; at Mponeng and TauTona mines. The
TauTona and Mponeng fatalities were caused by a fall of ground and a tramming related incident, respectively. Year-on-year and quarterly Fatal Injury Frequency Rate performance improved 40% and 43%, respectively. The All Injury Frequency Rate for the quarter was at 7.61 per million hours worked, an improvement of 4% quarter-on-quarter and 7% year-on-year.
Safety continues to remain the critical focus area in South Africa through the use of regular safety meetings and the Chencha
Nqondo (where focus is placed on changing people’s mind-set regarding rules, regulations and people’s behaviour) campaign at
TauTona. Measures to mitigate the risk of trucks and tramming incidents at Mponeng are currently being implemented. A new safety theme “Safe Gold Our Future” was launched at Mponeng to address the poor safety performance. The implementation of this safety-related initiative will lead to a more conducive working environment that will aid the production performance.
Elsewhere in the business, there has been excellent progress on safety. The Vaal River region in South Africa, as well as
Continental Africa, Australia, Americas, Exploration – had no fatalities in the first half of the year. In addition, Continental Africa, which comprises eight mines across five countries, recorded not a single lost time injury during June. This is a significant achievement which shows what progress is possible as we continue to make continuous improvements to our systems and procedures and overall safety culture.
OPERATING HIGHLIGHTS
The South African operations produced 307,000oz at a total unit cash cost of $890/oz in the three months to 30 June 2013, compared with 362,000oz at a total cash cost of $779/oz in the same quarter last year. In the West Wits operations, TauTona faced increased costs related to improved safety measures to curtail fall of ground incidents, these include additional steel support in certain areas. At Mponeng, the aftermath of the lightning strike at a major Eskom regional substation towards the end of the first quarter of 2013 further impacted production in the second quarter of 2013 as repairs and maintenance to the damaged infrastructure were performed. Safety-related disruptions, which resulted in lost production of approximately 24,000oz coupled with deteriorating grades, continued to hinder production levels across the region.
At the Vaal River operations, an illegal strike embarked on by employees at the Moab Khotsong mine and the subsequent ramifications had an adverse impact on production. Five hundred and thirty nine employees who participated in the illegal strike were dismissed subsequent to disciplinary processes. Of those dismissed, one hundred and eighty seven were machine operators and this required stoping teams to be reconfigured to make provision for the lost skill set.
Acquisition of Mine Waste Solutions has proved beneficial to the region as planned, as tonnage ramp-up using the Business
Process Framework has helped ensure that significantly higher tonnages are now being treated than in the past. Improvements to recoveries are evident as our team manages the process carefully, through the recently established Remote Operations Center.
Grades continue to improve as Vaal River tailings now supplement the acquired tailings. Completion of the uranium circuit is expected to allow uranium production to commence in the fourth quarter, and is also expected to improve gold recovery rates.
In Tanzania, Geita’s production was 113,000oz in the second quarter of 2013 compared to 66,000oz in the previous quarter. This was an increase of 71% as a result of a 90% increase in tonnage throughput following the extended planned downtime in the previous quarter for the replacement of the SAG Mill, partly offset by a planned 10% decrease in recovered grade for the current quarter. Total cash costs increased by 22% to $514/oz compared to the same period last year. The quarter-on-quarter comparison reflects a 32% increase in total cash costs which is due to the fact that stockpiles were processed during the first quarter. In addition, AngloGold Ashanti is in dialogue with Tanzanian authorities and various other groups to find a sustainable solution to a recent increase in illegal mining activity in and around its Geita operation. This activity not only poses a threat to the safety of AngloGold Ashanti’s staff, police officials and these illegal miners, but also creates environmental damage and may affect production if left unchecked.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 5

In Ghana, production at Obuasi increased 18% quarter-on-quarter due to a 10% increase in tonnes treated and a 6% increase in recovered grade largely as a result of the transition to owner mining. Total cash costs decreased by 10% to $1,560/oz from
$1,742/oz the previous quarter. We believe that significant potential exists in the Obuasi orebody and our strategy revolves around the transformation of the underground mine as the key driver. In detail, this plan entails:
•
Mining of the Obuasi Deeps Decline to gain appropriate mechanised access to each mining block (except those with only
2-3 years of life remaining) and then ultimately down to the ‘Deeps’;
•
As each new mining area and each existing mining block is reached, it is taken ‘off line’ in order to allow work to be undertaken that will allow it to be re-established as a highly mechanised and more productive block;
• Investment in Pastefill, primary ventilation and underground infrastructure;
• Mining of surface sources (pits and tailings) to generate further revenue;
•
Development of appropriate surface infrastructure based around the south mine, including security fencing, new Tailings
Storage Facility and a comprehensive water management system;
• Significant reduction of overhead costs;
• Significant organisational redesign built around a highly mechanised and productive operation; and
• Continuing to address legacy issues associated with the mining operation.
In the medium term, Obuasi needs to self-sustain itself in order to be viable. In the short-term, the intention is to ensure the operation has the appropriate cost structure to sustain itself. The transition to mechanisation will regrettably result in a phased process of retrenchments over the next two years. The Board will assess the progress at Obuasi on a quarterly basis to ensure that the mine is on track to meet its critical milestones.
In Guinea, Siguiri’s production (85% attributable) was unchanged from the previous quarter at 62,000oz as a result of a 5%
increase in tonnage throughput offset by a 6% decrease in recovered grade due to planned treatment of lower grade ore from different ore sources. Siguiri has consistently exceeded its gold production target for the last six quarters, with throughput sustained at record levels achieved in the previous year. Total cash costs were $850/oz, 15% lower than the previous quarter mainly due to the reduced cost of electricity provided to the local community and lower royalty payments due to the lower received price. The implementation of Project 500 is proceeding well with significant and sustainable cost saving opportunities identified.
At Sunrise Dam, in Australia, the total cash costs at $1,713/oz was inclusive of additional costs of $350/oz attributable to recommencing mining of high grade ore in the base of the existing open pit, also referred to as the “Crown Pillar” which we expect will provide high grade mill feed for the remainder of the year. Mining in the Crown Pillar was delayed to ensure the wall above the working area was sufficiently stabilised.
At Cerro Vanguardia, in Argentina, production (92.5% attributable) at 62,000oz was 13% higher than last quarter mainly due to higher treated tonnes. Silver production (92.5% attributable) at 735,000oz represents a 2% increase when compared to the previous quarter. Import restrictions continue to be a challenge within the country, particularly relating to the lead time in obtaining spare parts, however, this did not have a significant impact on output during the quarter. Rising costs were partially offset by a more favourable exchange rate and lower heap leach costs due to the effect of additional contracts and maintenance expenses which impacted on the previous quarter. Regarding the operational landscape for the second half of the year, several initiatives are being analysed to reduce operational costs and capital expenditures as well. Additionally, the use of an external contractor to increase Cerro Vanguardia’s production profile is under consideration.
In Brazil, at AngloGold Ashanti Mineração, production was 17% lower than previous quarter at 76,000oz reflecting mine plan changes at Cuiabá as a result of topographic and geotechnical issues and lower production from Córrego do Sítio complex due to lower than planned feed grades at sulphide operations. Despite some relief from the Brazilian Real depreciation, total cash cost was 25% higher at $858/oz as a consequence of lower gold produced and lower by-product credits. At Serra Grande, production was 16% higher than previous quarter at 37,000oz as a result of higher feed grades and metallurgical recovery. Total cash cost was 14% lower at $675/oz as a result of higher gold produced and the depreciation of the Brazilian Real.
The Project 500 team visited Cuiabá in early June. A visit to Serra Grande is planned in August.
In the United States, at Cripple Creek & Victor, gold production was 60,000oz which was 10% higher than previous quarter due to improvements to stacking and recovery methods which helped to drawdown inventory. Cash costs increased by 13% to
$726/oz versus the previous quarter partially due to higher costs associated with longer waste hauls and more component parts, emulsion, tyres and contract services.
EXPLORATION
Total exploration expenditure during the second quarter of 2013, inclusive of expenditure at equity accounted joint ventures, was $107m ($52m on brownfield, $30m on greenfield and $25m on pre-feasibilty studies), compared with $118m during the same quarter the previous year ($43m on brownfield, $38m on greenfield and $37m on pre-feasibility studies).
At Geita in Tanzania, drilling focused on the infill drilling programmes at Nyankanga (Cut 10 & Cut 7) while Mineral Resource delineation drilling was conducted at Nyankanga Deeps, Star & Comet Deeps and Matandani. A total of 4,827m and 4,115m were drilled in Expensed and Capitalised drilling projects. Assay results from holes drilled in the first half of the year from
Nyankanga (Cut 7 & 8 OP, Cut 10, Block 1, and Block 2 & Block 4 and Deeps), Geita Hill West, Ridge 8, Star & Comet-Ridge 8
Gap and Matandani were received. Significant intersections were reported from each of these programmes, which continued to confirm their prospectivity.
At Siguiri in Guinea, a total of 402 holes for 34,571m of drilling were completed. Infill drilling (1,031m RC) focused mainly on upgrading oxide Mineral Resources at Kossise SW (773m) and Sokunu L3 pits (258m) to the NW of the Sokunu main pit. As anticipated, the drilling at Kossise SW returned some good intersections while the results from the infill programme at Sokunu
L3 pits have not yet been received.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 6

Reconnaissance drilling (27,035m), centred on geochemical and geophysical targets at the Kourouda SE (10,419m), Sintroko
Southwest (13,107m) and Niono (3,509m) prospects. The results reported for these projects have been generally disappointing, with no significant intercepts reported from Niono and Kourouda SE. Sintroko Southwest returned some good values.
Reconnaissance diamond drilling of 612m was conducted at Komatiguiya into the fresh rock to check and confirm lithologic-
stratigraphic information.
Fresh rock drilling (3 DD holes & 41 RCDD holes) for 6,505m, focused on the rock beneath the current pits of Bidini (1,527m),
Seguelen (2,711m) and Kami (1,656m). This drilling was designed to test the fresh rock potential and depth extent of the ore zones. The exploration to date below the Seguelen and Kami pits confirmed the continuation of the mineralised ore zones below the oxide – fresh rock interface.
Geochemical soil sampling stopped at the end of the second quarter. The soil sampling was conducted on a 200m x 50m grid on the NW of Block 1. During the period 1,377 soil samples were collected, and 832 results were received from the lab with some high values reported. Geophysical surveys are on-going, focused on IP and resistivity gradient surveys at Kintinian Village and Seguelen pit for water supply and dewatering.
In Colombia, greenfield exploration continued at the Nuevo Chaquiro target, Quebradona project, in joint venture with B2Gold
(AGA 70%). A total of 3,937m of diamond drilling was completed during the quarter and returned further significant results that have extended the known mineralised envelope to the east and north-east. The latest results include 402m @ 0.26g/t Au and
0.53% Cu in CHA-032, 189m @ 0.40g/t Au and 0.48% Cu in CHA-047 and potentially indicate the presence of a higher-grade mineralised core.
Drilling to support the Pre-feasibility study continued at the Gramalote Joint Venture. This included 14,966m completed in programmes directed toward Mineral Resource infill drilling and opportunities for Mineral Resource addition. Drilling also continued for facility condemnation, geotechnical and hydrology studies.
At La Colosa, drilling activities resumed with 1,210m completed for Mineral Resource extensions. Hydrology and geotechnical drilling programmes continued.
In Australia, aircore drilling progressed solidly at the Tropicana JV (AngloGold Ashanti 70%) during the quarter with 30,675m drilled on several prospects in the south-western end of the Tropicana JV package. Recent results from the Beetle Juice and
Madras Prospects, within 15km to 40km of the Tropicana Gold Mine have returned encouraging gold and base-metals results and are scheduled for further work in the next quarter. At the Viking project (AngloGold Ashanti 100%) RC drilling was completed for 2,208m and follows up significant results previously returned in diamond drilling. At the Nyngan JV (AngloGold
Ashanti earning 70%), a gravity survey commenced late in the quarter, while in South Australia, AngloGold Ashanti withdrew from the Gawler JV.
In Guinea, exploration work continued on the Kounkoun trend in Block 3, with infill and delineation drilling at KK1, KK3 and KK6 targets with a total of 12,649m of combined aircore, RC and diamond completed. Encouragingly, mineralisation continues to remain open down-dip and along strike with the best results for the second quarter including, but not limited to (true widths), 52.2m @
2.11g/t Au in KKRC361, 18.7m @ 4.21g/t Au in KKRC362, 29.5m @ 2.94g/t Au in KKRC363 and 57.1m @ 1.95g/t Au in KKRC370.
Within Block 2, reconnaissance RC drilling, totalling 5,498m commenced at the highly-prospective Danaya prospect, with preliminary results returning encouraging intersections requiring further follow-up work.
Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold
Ashanti website (www.anglogoldashanti.com).
OUTLOOK
Gold production for the third quarter of 2013 is estimated at 950koz to 1,000koz. Total cash costs are estimated at between
$860/oz-$890/oz at an average exchange rate of R9.85/$, BRL2.15/$, A$0.92/$ and AP5.39/$ and fuel at $105/barrel.
This includes the ongoing impact of annual power tariff increases and winter power tariffs in South Africa. Both cost and production estimates may be impacted by work stoppages in South Africa.
Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s prospectus supplement to its prospectus dated 17 July 2012 filed with the SEC on 26 July 2013 and available on the SEC’s homepage at http://www.sec.gov.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 7

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2013
2013
2012
2013
2012
US Dollar million
Notes
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
Revenue
2
1,301
1,518 1,684 2,819 3,478
Gold income 2
1,242
1,463 1,619 2,705 3,325
Cost of sales 3
(1,012)
(1,029) (961) (2,040) (1,928)
Gain on non-hedge derivatives and other
commodity contracts
100
- - 100 -
Gross profit
330
434 658 765 1,397
Corporate administration, marketing and other
expenses
(57)
(65) (69) (123) (136)
Exploration and evaluation costs
(79)
(79) (88) (158) (165)
Other operating expenses
4
(10)
(1) (28) (11) (35)
Special items
5
(3,203)
(25) 8 (3,228) 25
Operating (loss) profit
(3,019)
264 481 (2,755) 1,086
Dividends received
2
-
5 - 5 -
Interest received
2
10
6 9 17 21
Exchange gain (loss)
5
(4) 8 - 6
Finance costs and unwinding of obligations 6
(69)
(64) (49) (133) (98)
Fair value adjustment on option component of
convertible bonds
-
9 24 9 67
Fair value adjustment on mandatory convertible
bonds
175
137 29 312 108
Share of equity-accounted investments' (loss)
profit
5
(183)
(7) (7) (190) 14
(Loss) profit before taxation
(3,081)
346 495 (2,735) 1,204
Taxation 7
895
(98) (194) 797 (308)
(Loss) profit for the period
(2,186)
248 301 (1,938) 896
Allocated as follows:
Equity shareholders
(2,165)
239 304 (1,926) 884
Non-controlling interests
(21)
9 (3) (12) 12
(2,186)
248 301 (1,938) 896
Basic (loss) earnings per ordinary share (cents)
(1)
(559)
62 79 (497) 229
Diluted (loss) earnings per ordinary share (cents)
(2)
(575)
27 65 (548) 179
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and six months ended 30 June 2013 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan
Venkatakrishnan, the Group's Chief Executive Officer and Mr Richard Duffy, the Group's Chief Financial Officer. The financial statements for the quarter and six months ended 30 June 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2013
2013
2012
2013
2012
US Dollar million
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
(Loss) profit for the period
(2,186)
248 301 (1,938) 896
Items that may be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(191)
(149) (128) (340) (32)
Net loss on available-for-sale financial assets
(12)
(14) (12) (26) (11)
Release on disposal and impairment of available-for-
sale financial assets
13
12 - 25 1
Deferred taxation thereon
-
2 5 2 5
1
- (7) 1 (5)
Items that will not be reclassified to profit or
loss:
Actuarial loss recognised
30
- - 30 -
Deferred taxation rate change thereon
-
- - - (9)
Deferred taxation thereon
(8)
- - (8) -
22
- - 22 (9)
Other comprehensive loss for the period,
net of tax
(168)
(149) (135) (317) (46)
Total comprehensive (loss) income for the
period, net of tax
(2,354)
99 166 (2,255) 850
Allocated as follows:
Equity shareholders
(2,333)
90 169 (2,243) 838
Non-controlling interests
(21)
9 (3) (12) 12
(2,354)
99 166 (2,255) 850
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 9

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2013
2013
2012
2012
US Dollar million
Note
Reviewed Reviewed
Unaudited
Restated
Reviewed
ASSETS
Non-current assets
Tangible assets
4,659
7,743 7,776 6,876
Intangible assets
281
321 315 243
Investments in equity-accounted associates and joint ventures
1,127
1,172 1,047 821
Other investments
130
147 167 178
Inventories
590
647 610 454
Trade and other receivables
34
48 79 81
Deferred taxation
546
93 97 61
Cash restricted for use
29
29 29 24
Other non-current assets
7
7 7 9
7,403
10,207 10,127 8,747
Current assets
Inventories
1,068
1,196 1,213 1,053
Trade and other receivables
450
466 472 462
Cash restricted for use
34
34 35 32
Cash and cash equivalents
415
680 892 987
1,967
2,376 2,612 2,534
Non-current assets held for sale 14
137
- - 2
2,104
2,376 2,612 2,536
TOTAL ASSETS
9,507
12,583 12,739 11,283
EQUITY AND LIABILITIES
Share capital and premium 10
6,758
6,752 6,742 6,711
Accumulated losses and other reserves
(3,552)
(1,204) (1,269) (1,147)
Shareholders' equity
3,206
5,548 5,473 5,564
Non-controlling interests
(14)
21 21 60
Total equity
3,192
5,569 5,494 5,624
Non-current liabilities
Borrowings
2,212
2,844 2,724 2,492
Environmental rehabilitation and other provisions
1,043
1,174 1,238 795
Provision for pension and post-retirement benefits
164
205 221 217
Trade, other payables and deferred income
2
2 10 14
Derivatives
-
1 10 26
Deferred taxation
583
1,063 1,084 1,153
4,004
5,289 5,287 4,697
Current liabilities
Borrowings
1,281
662 859 32
Trade, other payables and deferred income
868
929 979 732
Bank overdraft
31
- - -
Taxation
74
134 120 198
2,254
1,725 1,958 962
Non-current liabilities held for sale 14
57
- - -
2,311
1,725 1,958 962
Total liabilities
6,315
7,014 7,245 5,659
TOTAL EQUITY AND LIABILITIES
9,507
12,583
12,739
11,283
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2013
2013
2012
2013
2012
US Dollar million
Reviewed
Restated
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Cash flows from operating activities
Receipts from customers
1,343
1,492 1,691 2,835
3,449
Payments to suppliers and employees
(1,147)
(1,084) (1,062) (2,230)
(2,102)
Cash generated from operations
196
408 629 605 1,347
Dividends received from equity-accounted joint ventures
-
8 20 8 40
Taxation paid
(56)
(60)
(143)
(117) (255)
Net cash inflow from operating activities
140
356
506 496
1,132
Cash flows from investing activities
Capital expenditure
(418)
(384) (418) (802) (774)
Interest capitalised and paid
(3)
(4) (2) (7) (4)
Expenditure on intangible assets
(20)
(13) (20) (33) (28)
Proceeds from disposal of tangible assets
7
- 1 7 2
Other investments acquired
(24)
(32) (23) (56) (62)
Proceeds from disposal of investments
22
27 19 49 55
Investments in equity-accounted associates and joint ventures
(124)
(150) (66) (274) (111)
Proceeds from disposal of equity-accounted associates and joint ventures
1
5 - 6 20
Loans advanced to equity-accounted associates and joint ventures
(22)
- (48) (23) (63)
Loans repaid by equity-accounted associates and joint ventures
2
- 1 2 1
Dividends received
-
5 1 5 1
Proceeds from disposal of subsidiary
-
1 - 1 -
(Decrease) increase in cash restricted for use
(5)
- 20 (4) 2
Interest received
4
4
8
9 18
Net cash outflow from investing activities
(580)
(541) (527) (1,120)
(943)
Cash flows from financing activities
Proceeds from issue of share capital
(2)
-
- - - 1
Proceeds from borrowings
319
146 150 466 150
Repayment of borrowings
(72)
(95) (4) (168) (8)
Finance costs paid
(62)
(37) (57) (100) (72)
Acquisition of non-controlling interest
-
- (215) - (215)
Revolving credit facility and bond transaction costs
-
(5) - (5) (8)
Dividends paid
(27)
(26)
(66)
(53)
(168)
Net cash inflow (outflow) from financing activities
158
(17)
(192) 140 (320)
Net decrease in cash and cash equivalents
(282)
(202) (213) (484) (131)
Translation
(15)
(10) (16) (25) 6
Cash and cash equivalents at beginning of period
680
892
1,216 892
1,112
Cash and cash equivalents at end of period
(1)
383
680
987
383
987
Cash generated from operations
(Loss) profit before taxation
(3,081)
346 495 (2,735) 1,204
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(100)
- - (100) -
Amortisation of tangible assets
206
213 203 419 403
Finance costs and unwinding of obligations
69
64 49 133 98
Environmental, rehabilitation and other expenditure
(15)
(8) 5 (22) -
Special items
3,204
30 2 3,234 3
Amortisation of intangible assets
8
2 1 9 2
Fair value adjustment on option component of convertible bonds
-
(9) (24) (9) (67)
Fair value adjustment on mandatory convertible bonds
(175)
(137) (29) (312) (108)
Interest received
(10)
(6) (9) (17) (21)
Share of equity-accounted investments' loss (profit)
183
7 7 190 (14)
Other non-cash movements
8
4 40 14 70
Movements in working capital
(101)
(98) (111) (199) (223)
196
408 629 605 1,347
Movements in working capital
Increase in inventories
(58)
(39) (92) (98) (122)
(Increase) decrease in trade and other receivables
(1)
18 (37) 18 (91)
(Decrease) increase in trade and other payables
(42)
(77)
18 (119)
(10)
(101)
(98)
(111) (199) (223)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 30 June 2013 includes a bank overdraft included in the statement of financial position as part of current liabilities of $31m.
(2)
The March 2013 quarter proceeds from issue of share capital was adjusted for the non-cash portion of share-based payments.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2011 - as
previously reported
6,689
171 (1,300) (2) 18 (78) (469) 5,029 137 5,166
Restated for IFRIC 20 adjustments
(1)
(46) (1) (47) (47)
Restated for IAS19 adjustments
(1)
(5) 5 - -
Balance at 31 December 2011
- restated
6,689
171
(1,351)
(2)
18
(73)
(470)
4,982
137
5,119
Profit for the period 884 884 12 896
Other comprehensive loss (5) (9)
(32)
(46)
(46)
Total comprehensive income (loss)
-                    -                  884                      -                   (5)                 (9)                 (32)                   838                  12                  850
Shares issued
22
22 22
Share-based payment for share awards
net of exercised
12 12 12
Acquisition of non-controlling interest
(144) (144) (71) (215)
Dividends paid (147) (147) (147)
Dividends of subsidiaries
- (17) (17)
Translation
(3) 2
2 1 (1) -
Balance at 30 June 2012 - restated
6,711 180 (756) (2) 13 (80) (502) 5,564 60 5,624
Balance at 31 December 2012 - restated
6,742
177
(806)
(2)
13
(89)
(562)
5,473
21
5,494
Loss for the period
(1,926)
(1,926)
(12)
(1,938)
Other comprehensive income (loss)
1
22
(340)
(317)
(317)
Total comprehensive (loss) income
-                       -              (1,926)                   -                    1                  22                    (340)             (2,243)                (12)           (2,255)
Shares issued
16
16
16
Dividends paid
(40)
(40)
(40)
Dividends of subsidiaries
-
(23)
(23)
Translation
(20)
10
(2)
12
-
-
Balance at 30 June 2013
6,758
157
(2,762)
(2)
12
(55)
(902)
3,206
(14)
3,192
(1)
Refer note 13.
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Segmental  reporting
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
Gold income
South Africa
423
507 539 930 1,063
Continental Africa
477
535 653 1,012 1,376
Australasia
71
94 117 165 232
Americas
337
395 390 732 822
1,308
1,532 1,700 2,839 3,493
Equity-accounted investments included above
(65)
(69) (81) (134) (168)
1,242
1,463
1,619
2,705
3,325
Gross profit (loss)
South Africa
180
154 205 334 387
Continental Africa
100
129 263 228 598
Australasia
(30)
3 25 (27) 42
Americas
100
177 167 277 402
Corporate and other
-
(5) 15 (5) 18
350
457 675 807 1,448
Equity-accounted investments included above
(20)
(23) (16) (43) (51)
330
434 658 765 1,397
Capital expenditure
South Africa
123
101 130 223 236
Continental Africa
221
208 219 429 382
Australasia
100
101 52 201 94
Americas
113
98 80 211 165
Corporate and other
-
4 14 4 17
556
512 495 1,069 893
Equity-accounted investments included above
(117)
(97) (54) (215) (89)
439
415 441 854 805
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Reviewed Reviewed
Reviewed
Gold production
South Africa
307
327 362 634 668
Continental Africa
343
276 407 619 789
Australasia
50
61 71 111 139
Americas
235
234 233 469 458
935
899 1,073 1,834 2,054
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2013
2013
2012
2012
Reviewed
Reviewed
Unaudited
Restated
Reviewed
Total assets
(1)
South Africa
2,446
2,841 3,082 2,234
Continental Africa
3,401
5,092 4,846 4,668
Australasia
1,104
1,143 1,045 803
Americas
2,169
2,880 2,878 2,658
Corporate and other
387
627 888 919
9,507
12,583
12,739
11,283
Rounding of figures may result in computational discrepancies.
(1)
During the June 2013 quarter, post tax impairments of $213m were accounted for in South Africa, $1,555m in Continental Arica, $608m in the
Americas and $9m in Corporate and other.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Quarter ended
Six months ended
US Dollar million
oz (000)
Six months ended
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Notes
for the quarter and six months ended 30 June 2013
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 13).
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of
Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2013.
2.
Revenue
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Gold income
1,242
1,463
1,619
2,705
3,325
By-products (note 3)
42
34
43
77
104
Dividends received
-
5
-
5
-
Royalties received (note 5)
6
10
12
16
28
Interest received
10
6
9
17
21
1,301
1,518
1,684
2,819
3,478
3.
Cost of sales
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Cash operating costs
825
785
782
1,611
1,516
By-products revenue (note 2)
(42)
(34)
(43)
(77)
(104)
783
751
739
1,534
1,412
Royalties
30
37
44
67
93
Other cash costs
11
9
8
20
15
Total cash costs
824
797
792
1,621
1,520
Retrenchment costs
4
6
3
8
6
Rehabilitation and other non-cash costs
12
11
25
24
34
Production costs
840
814
820
1,653
1,560
Amortisation of tangible assets
206
213
203
419
403
Amortisation of intangible assets
8
2
1
9
2
Total production costs
1,053
1,029
1,024
2,081
1,965
Inventory change
(41)
-
(63)
(41)
(36)
1,012
1,029
961
2,040
1,928
4.
Other operating expenses
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Pension and medical defined benefit provisions
7
4
26
11
31
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
3
(3)
2
-
4
10
1
28
11
35
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 14

5.
Special items
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Impairment and derecognition of goodwill, tangible and intangible assets (note 8)
2,982
1
1
2,983
1
Impairment of other investments (note 8)
14
12
-
26
1
Impairment reversal of intangible assets (note 8)
-
-
-
-
(10)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 8)
(4)
1
3
(3)
5
Royalties received (note 2)
(6)
(10)
(12)
(16)
(28)
Indirect tax expenses and legal claims
28
3
-
31
6
Inventory write-off due to fire at Geita
-
14
-
14
-
Legal fees and other costs related to MBC contract termination
-
2
-
2
-
Settlement costs of a legal claim at First Uranium
-
2
-
2
-
Write-down of stockpiles and heap leach to net realisable value
178
-
-
178
-
Corporate retrenchment costs
4
-
-
4
-
Write-off of loans
7
-
-
7
-
3,203
25
(8)
3,228
(25)
Impairment, derecognition of assets and write-down of inventories to net realisable value includes the following:
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
Consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa,
Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values at 30 June
2013 and impairment losses were recognised. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.
Goodwill
impairment
Tangible
asset
impairment
Intangible
asset
impairment
Asset
derecognition
(1)
Investments in
equity-accounted
associates and
joint ventures
impairment
Inventory
write-
down
Pre-tax
sub total
Taxation
thereon
Post-tax
total
US Dollar million
South Africa
-
293
-
-
-
1
294
(81)
213
Continental Africa
-
1,646
-
103
178
177
2,104
(549)
1,555
Americas
14
914
12
-
-
-
940
(332)
608
Corporate and other
-
-
-
-
9
-
9
-
9
14
2,853
12
103
187
178
3,347
(962)
2,385
(1)
The Mongbwalu project in the Democratic Republic of the Congo discontinued.
Rounding of figures may result in computational discrepancies.
Impairment calculation assumptions – goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,252/oz
(2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•
proved and probable Ore Reserve;
•
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•
the real pre-tax discount rate, per cash generating unit which ranged from 6.21% to 18.07% is derived from the group’s weighted average cost of capital (WACC) and risk factors which was consistent with the basis used in 2012. The group WACC of 6.54% (real, post-tax) which is 128 basis points higher than in 2012 of 5.26%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects in South Africa and Continental Africa region;
•
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years;
•
under International Financial Reporting Standards it is clear that in preparing interim financial reports, companies make more use of estimation methods than they do in the process of annual financial reporting. AngloGold Ashanti’s estimates of a range of factors, including its reserve and resource inventory and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). AngloGold Ashanti’s impairments totalling $2.4bn were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimised mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end and will be updated in our fourth-
quarter results, scheduled for release in February of 2014; and
•
variable operating cash flows are increased at local Consumer Price Index rates.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures
The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results.
Included in share of equity-accounted investments’ loss of $183m is an impairment of $187m.
Net realisable value calculation assumptions – Inventory
The decline in the spot gold price to $1,200/oz resulted in a net realisable value decrease below carrying value of the stockpiles and heap leaches at certain operations. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.
6.
Finance costs and unwinding of obligations
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Finance costs
54
49
36
103
70
Unwinding of obligations, accretion of convertible bonds and other discounts
15
15
13
30
28
69
64
49
133
98
7.
Taxation
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
South African taxation
Mining tax
(7)
17
31
10
57
Non-mining tax
-
-
4
-
5
Under (over) prior year provision
1
(1)
1
(1)
1
Deferred taxation
Temporary differences
(69)
10
7
(59)
18
Unrealised non-hedge derivatives and other commodity
contracts
27
-
-
27
-
Change in statutory tax rate
-
-
-
-
(131)
(49)
25
43
(23)
(49)
Foreign taxation
Normal taxation
(15)
54
92
40
219
Under prior year provision
-
-
6
-
5
Deferred taxation
Temporary differences
(831)
17
53
(814)
95
Change in statutory tax rate
-
-
-
-
38
(846)
72
151
(774)
357
(895)
98
194
(797)
308
8.
Headline earnings
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders
(2,165)
239
304
(1,926)
884
Impairment and derecognition of goodwill, tangible and intangible assets (note 5)
2,982
1
1
2,983
1
Impairment reversal of intangible assets (note 5)
-
-
-
-
(10)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
(4)
1
3
(3)
5
Impairment of other investments (note 5)
14
12
-
26
1
Net impairment of investment in equity-accounted associates
and joint ventures
187
7
14
194
12
Special items of equity-accounted associates and joint ventures
-
-
-
-
(3)
Taxation on items above - current portion
1
-
-
1
-
Taxation on items above - deferred portion
(902)
(1)
1
(903)
1
112
259
323
372
892
Headline earnings per ordinary share (cents)
(1)
29
67
83
96
231
Diluted headline (loss) earnings per ordinary share (cents)
(2)
(13)
32
69
19
181
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares of 406,775,243 for the six months ended 30 June 2013 and 406,562,204 for the quarter ended 30 June 2013.
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 16

9.
Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000 600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000 4,280,000 4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000 5,000,000 5,000,000 5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
383,781,042
383,626,668 382,812,185 383,781,042 382,812,185
E ordinary shares in issue
1,592,308
1,610,376 2,513,952 1,592,308 2,513,952
Total ordinary shares:
385,373,350
385,237,044 385,326,137 385,373,350 385,326,137
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
383,715,540
383,423,554 382,507,333 383,571,718 382,504,246
E ordinary shares
1,599,076
1,613,092 2,550,514 1,604,681 2,560,095
Fully vested options
1,735,734
2,038,229 1,799,218 2,059,490 1,734,133
Weighted average number of shares
387,050,350
387,074,875 386,857,065 387,235,889 386,798,474
Dilutive potential of share options
(1)
-
1,210,482 1,335,926 - 1,353,761
Dilutive potential of convertible bonds
(1)
18,140,000
18,140,000 33,524,615 18,140,000 33,524,615
Diluted number of ordinary shares
405,190,350
406,425,357 421,717,606 405,375,889 421,676,850
(1)
For the quarter and six months ended 30 June 2013, the dilutive effect of the share options and the 3.5% convertible bonds were not taken into account as the effect was anti-dilutive.
10.      Share capital and premium
As at
Jun
Mar
Dec
Jun
2013
2013
2012
2012
Reviewed Reviewed Unaudited
Restated
Reviewed
US Dollar Million
Balance at beginning of period
6,821
6,821 6,782 6,782
Ordinary shares issued
16
11 46 22
E ordinary shares issued and cancelled
-
- (7) (1)
Sub-total
6,837
6,832 6,821 6,803
Redeemable preference shares held within the group
(53)
(53) (53) (53)
Ordinary shares held within the group
(10)
(11) (10) (17)
E ordinary shares held within the group
(16)
(16) (16) (22)
Balance at end of period
6,758
6,752 6,742 6,711
11.        Exchange rates
Jun
Mar
Dec
Jun
2013
2013
2012
2012
Unaudited Unaudited Unaudited Unaudited
ZAR/USD average for the year to date
9.18
8.91 8.20 7.93
ZAR/USD average for the quarter
9.45
8.91 8.67 8.12
ZAR/USD closing
9.94
9.21 8.45 8.16
AUD/USD average for the year to date
0.99
0.96 0.97 0.97
AUD/USD average for the quarter
1.01
0.96 0.96 0.99
AUD/USD closing
1.08
0.96 0.96 0.98
BRL/USD average for the year to date
2.03
2.00 1.95 1.86
BRL/USD average for the quarter
2.07
2.00 2.06 1.96
BRL/USD closing
2.20
2.01 2.05 2.02
ARS/USD average for the year to date
5.12
5.01 4.55 4.39
ARS/USD average for the quarter
5.24
5.01 4.80 4.44
ARS/USD closing
5.37
5.12 4.92 4.53
12. Capital commitments
Jun
Mar
Dec
Jun
2013
2013
2012
2012
Reviewed Reviewed Unaudited
Restated
Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
601
1,210 1,075 491
(1)
Includes capital commitments relating to equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Liquidity and capital resources
To service these capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13. Change in accounting policies
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 January 2013:
IFRS 7 Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 - 2011
IAS 1 Amendment – Presentation of Items of Other Comprehensive Income
IAS 19 Employee Benefits (revised)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:
IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group’s financial position or performance.
The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” and the
adoption of IAS 19 “Employee Benefits” (revised) (IAS 19) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.
IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.
In case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19 is explained in Note 13.2.
13.1 IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”
Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.
Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.
IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:
• The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
• The way in which any stripping activity assets are to be depreciated.
In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:
Quarterly Report June 2013 - www.AngloGoldAshanti.com 18

Transition
IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated.
If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.
Impact of IFRIC 20
For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e.
1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to
31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December
2012:
1 January 2012
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Accumulated losses
Opening balance
(1,300) - (1,300) (823) - (823)
Derecognise deferred stripping balances not meeting
the requirements of IFRIC 20 - (99) (99) - (99) (99)
Reversals of deferred stripping movements under
previous approach - 18 18 - 8 8
Additional production stripping costs capitalised in
terms of IFRIC 20 - 159 159 - 313 313
Amortisation of deferred stripping assets capitalised in
terms of
IFRIC 20
- (57) (57) - (94) (94)
Adjustment to inventory valuations as a result of
deferred stripping asset adjustments - (66) (66) - (74) (74)
Effect on equity accounted investments' profit (loss) - (11) (11) - (13) (13)
Tax effect - 10 10 - (16) (16)
Non-controlling interests - - - - 1 1
Adjusted opening accumulated losses
(2)
(1,300)
(46)
(1,346)
(823)
26
(797)
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
(2)
Adjusted opening accumulated losses before the impact of IAS 19 – refer 13.2.
Impact on the comparative information
The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 30 June 2012:
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Tangible assets
Opening balance – 1 January 2012
6,525 20 6,545
Reversals of deferred stripping movements under previous approach 7 (7) -
Production stripping costs capitalised in terms of IFRIC 20 - 44 44
Amortisation of deferred stripping assets - (9) (9)
Other movements in tangible assets 231 - 231
Adjusted closing balance - 31 March 2012
6,763 48 6,811
Reversals of deferred stripping movements under previous approach (2) 2 -
Production stripping costs capitalised in terms of IFRIC 20 - 44 44
Amortisation of deferred stripping assets - (8) (8)
Other movements in tangible assets 28 - 28
Adjusted closing balance – 30 June 2012
6,789 87 6,876
Reversals of deferred stripping movements under previous approach 5 (5) -
Production stripping costs capitalised in terms of IFRIC 20 - 66 66
Amortisation of deferred stripping assets - (20) (20)
Other movements in tangible assets 854 - 854
Adjusted closing balance - 31 December 2012
7,648
128
7,776
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

30 June 2012
31 December 2012
US Dollar million

           As
 previously
     reported

Adjusted balance
         As
previously
   reported

Adjusted
  balance
         As
 previously
     reported
         As
 previously
    reported
Adjusted
  balance
Adjusted
  balance
Adjusted
  balance
Adjusted
  balance
Adjusted
  balance
Adjusted
  balance
         As
previously
   reported

          As
previously
   reported
I         As
 previously
     reported
Adjusted
balance
          As
previously
    reported
           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)

           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)
           IFRIC
                20
          adjust-
         ments(1)

Inventory
Closing balance
1,138
-
1,138              1,287
-
1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments
-
(85)
(85)
-
(74)
(74)
Adjusted closing balance
1,138
(85)
1,053              1,287
(74)
1,213
(1)
The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarter ended
30 June 2012
Six months ended
30 June 2012
Year ended
31 December 2012
US Dollar million

Profit or loss
Profit before taxation
471
-
471
1,160
-
1,160             1,171
-
1,171
Decrease (increase) in cash costs included in cost of sales
due to:
-
33
33
-
64
64
-
135
135
- Reversals of deferred stripping movements under previous
approach
-
2
2
-
(5)
(5)
-
(10)
(10)
- Production stripping costs capitalised in terms of IFRIC 20
-
44
44
-
88
88
-
154
154
- Adjustment to inventory valuation as a result of deferred
stripping asset adjustments
-
(13)
(13)
-
(19)
(19)
-
(9)
(9)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20
-
(8)
(8)
-
(17)
(17)
-
(37)
(37)
Effect on equity-accounted investments' (loss) profit
-
(1)
(1)
-
(2)
(2)
-
(1)
(1)
Sub-total
471
24
495
1,160
44
1,204 1,171
97
1,268
Taxation
(186)
(8)
(194)
(297)
(11)
(308)
(322)
(26)
(348)
- Normal taxation
(136)
2
(134)
(292)
4
(288)
(413)
(1)
(414)
- Deferred taxation
(50)
(10)
(60)
(5)
(15)
(20)
91
(25)
66
Adjusted profit
285
16
301
863
33
896
849
71
920
(1)
The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarter ended
30 June 2012
Six months ended
30 June 2012
Year ended
31 December 2012
US Dollar million

Other comprehensive income
Profit as previously reported
285
-
285
863
-
863
849
-
849
Adjustment to profit as a result of deferred stripping asset adjustments
-
16
16
-
33
33
-
71
71
Other movements in other comprehensive income
(135)
-
(135)
(46)
-
(46)
(122)
-
(122)
Adjusted total comprehensive income for the period, net
of tax
150
16
166
817
33
850
727
71
798
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Rounding of figures may result in computational discrepancies.
13.2 Employee benefits
The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.
IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.
Impact of transition to IAS 19:
No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders’ equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 13.1) are set out below:
US Dollar million
1 January 2012
31 December 2012
Total equity as previously reported
5,166
5,469
Effect of IFRIC 20 adjustments per 13.1
(46)
26
Adjustment to accumulated losses due to the requirements of IAS 19
(5)
(9)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19
5
9
Adjusted total equity
5,119
5,494
US Dollar million
Quarter ended
30 June 2012
Six months ended
30 June 2012
Year ended
31 December 2012
Total comprehensive income
Opening balance per 13.1
166
850
798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
-
-
(7)
Deferred tax thereon
-
-
2
Decrease in other comprehensive loss due to the decrease in
actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
-
-
7
Deferred tax thereon
-
-
(2)
Adjusted total comprehensive income
166
850
798
There was no impact on the group’s consolidated statement of cash flows.
13.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share
Quarter ended
30 June 2012
Six months ended
30 June 2012
Year ended
31 December 2012
Basic earnings per ordinary share
Previously reported basic earnings per ordinary share (cents)
74
220
215
Increase in basic earnings per ordinary share (cents)
5
9
17
Restated basic earnings per ordinary share (cents)
79
229
232
Diluted earnings per ordinary share
Previously reported diluted earnings per ordinary share (cents)
61
171
161
Increase in diluted earnings per ordinary share (cents)
4
8
16
Restated diluted earnings per ordinary share (cents)
65
179
177
Headline earnings per ordinary share
Previously reported headline earnings per ordinary share (cents)
79
222
296
Increase in headline earnings per ordinary share (cents)
4
9
16
Restated headline earnings per ordinary share (cents)
83
231
312
Diluted headline earnings per ordinary share
Previously reported diluted headline earnings per ordinary share
(cents)
66
173
236
Increase in diluted headline earnings per ordinary share (cents)
3
8
15
Restated diluted headline earnings per ordinary share (cents)
69
181
251
Rounding of figures may result in computational discrepancies.
14. Non-current assets and liabilities held for sale
Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the
Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.
Management has selected a number of potential bidders who meet management’s qualifying criteria and have asked them to submit binding bids. Navachab is not a discontinued operation but is not viewed as part of the core assets of the company.
15. Financial risk management activities
Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Jun
2013
Reviewed
Mar
2013
Reviewed
Dec
2012
Unaudited
Jun
2012
Restated
Reviewed
Carrying amount
3,493
3,506
3,583
2,524
Fair value
3,400
3,648
3,730
2,655
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
Quarterly Report June 2013 - www.AngloGoldAshanti.com 21

The following inputs were used in the valuation of the conversion features of convertible bonds:
Quarter ended
Jun 2013
Quarter ended
Mar 2013
Quarter ended
Dec 2012
Quarter ended
Jun 2012
Market quoted bond price %
99.3
101.6 103.9 106.1
Fair value of bonds excluding conversion feature                          %
99.3
101.6 102.6 102.7
Fair value of conversion feature %
-
- 1.3 3.4
Total issued bond value $m
732.5
732.5 732.5 732.5
The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).
Derivative assets (liabilities) comprise the following:
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
US Dollar million
June 2013
March 2013
December 2012
June 2012
Embedded derivatives - - - (1) - (1) - (1)
Option component of
convertible bonds - - - - - (9) - (25)
Total derivatives
-
-
-
(1)
-
(10)
-
(26)
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:
inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument

Level 1  Level 2  Level 3  Total   Level 1 Level 2 Level 3 Total  Level 1 Level 2 Level 3 Total   Level 1 Level 2 Level 3 Total

US Dollar million
June 2013
March 2013
December 2012
June 2012
Assets measured at fair value
Available-for-sale financial
assets
Equity securities
42 2 - 44 56 2 - 58 69 2 - 71 81 - - 81
Liabilities measured at fair
value
Financial liabilities at fair value
through profit or loss
Option component of convertible
bonds - - - - - - - - - 9 - 9 - 25 - 25
Embedded derivatives - - - - - 1 - 1 - 1 - 1 - 1 - 1
Mandatory convertible bonds 270 - -
270        448
-
-       448        588
-
-       588          647
- - 647
Rounding of figures may result in computational discrepancies.
16. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June are detailed below:
Contingencies and guarantees
Jun 2013
Dec 2012
Reviewed Unaudited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Indirect taxes – Ghana
(3)
25
23
Litigation – Ghana
(4) (5)
97
-
ODMWA litigation
(6)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(7)
38
38
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(8)
102
156
Other tax disputes – Mineração Serra Grande S.A.
(9)
18
19
Tax dispute - AngloGold Ashanti Colombia S.A.
(10)
174
161
Tax dispute - Cerro Vanguardia S.A.
(11)
72
-
Contingent assets
Indemnity – Kinross Gold Corporation
(12)
(62)
(90)
Royalty – Boddington Gold Mine
(13)
-
-
Royalty – Tau Lekoa Gold Mine
(14)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(15)
10
12
474
319
Quarterly Report June 2013 - www.AngloGoldAshanti.com

(1)
Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.
(2)
Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(3)
Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $25m (2012: $23m). Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(4)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On
23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and
served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the
Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. AGAG intends to vigorously defend this claim.
(5)
Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(6)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the
Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993
does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold
Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited,
alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.
In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD.
The total amount being claimed in the 31 summonses is approximately $8m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold
Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The group is unable to estimate its share of the amounts claimed.
(7)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m (2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold
Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m
(2012: $17m). Management is of the opinion that these taxes are not payable.
(8)
Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $63m (2012: $96m) and $39m
(2012: $60m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative
Quarterly Report June 2013 - www.AngloGoldAshanti.com

council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On
28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable. The company believes both assessments are in violation of federal legislation on sales taxes.
(9)
Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $18m (2012: $19m).
(10)   Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that it has applied the tax legislation correctly. The company is considering defending AGAC’s position. An estimated additional tax of $24m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $150m, based on Colombian tax law.
(11)   Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $22m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $50m. Management is of the opinion that the taxes are not payable and is preparing a response.
(12)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold
Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($116m at 30 June 2013 exchange rates) against the specific exposures discussed in items 7 and 8 above. At 30 June 2013, the company has estimated that the maximum contingent asset is $62m (2012: $90m).
(13)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus
$600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $73m (2012: $60m) have been recorded to date.
(14)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds
R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets.
Royalties on 352,214oz produced have been received to date.
(15)   Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty)
Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.
17. Concentration of risk
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the
Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
2013
US Dollar million
Recoverable value added tax
17
Recoverable fuel duties
(1)
43
Appeal deposits
4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
18. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
19. Announcements
On 8 May 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive
Officer (CEO) to replace the former CEO, Mr Mark Cutifani, who left the Company at the end of March 2013.
On 21 May 2013, AngloGold Ashanti announced the appointment of Mr Richard Duffy as the Chief Financial Officer (CFO)
with effect from 15 June 2013 to replace Mr Srinivasan Venkatakrishnan, the former CFO. On the same day, the Company announced changes to its executive leadership team.
On 1 August 2013, AngloGold Ashanti announced that the Tropicana gold project has commenced its commissioning phase and it expected to produce its first gold in the September quarter.
20. Subsequent events
On 12 July 2013, Moody’s Investors Service downgraded AngloGold Ashanti’s credit rating to Baa3 from Baa2. Moody’s also downgraded the company’s senior unsecured debt.
On 15 July 2013, AngloGold Ashanti notified shareholders of the resignation of Mr Anthony Martin O’Neill as an executive director from the Board of Directors with effect from 19 July 2013. In addition the company announced that Mr O’Neill had decided to take early retirement and will be relinquishing his position as Executive Vice President: Business and Technical
Development of the company with his last day of work being 19 July 2013.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

On 17 July 2013, Standard & Poor’s (S&P) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from
BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/zaA-
1. It also lowered its issue rating on AngloGold’s senior unsecured notes to BB+ from BBB-.
On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding 3.5% Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders will receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer. Completion of the tender offer will be conditioned upon, among other things, the completion of one or more financing transactions. As of 24 July 2013, there was $732.5m aggregate principal amount of
Bonds outstanding.
On 30 July 2013, AngloGold Ashanti raised a corporate bond of $1,250m at 8.5% interest per annum to replace the 3.5%
Guaranteed Convertible Bond due May 2014. The funds raised over and above the settlement of the convertible bond will be used for capital purposes and to provide flexibility for an expiring revolving credit facility.
21. Dividends
The salient details of Dividend No. 117 for the quarter ended 31 March 2013 paid by AngloGold Ashanti Limited
(Registration Number 1944/017354/06) is shown below:
Rate
of
Exchange
Gross
dividend
declared
Withholding
tax at 15%
Net
dividend
paid
Date of
Payment
2013
South African cents per ordinary share
-
50
7.5
42.5
14 June 2013
UK pence per ordinary share
R14.46094/£1
3.458
0.519
2.939
14 June 2013
Australian cents per CHESS Depositary Interest
(CDI)
R1/A$0.1075
1.075
0.161
0.914
14 June 2013
Ghana cedi per ordinary share
R1/¢0.2056
0.10280
0.01542
0.08738
17 June 2013
Ghana cedi per Ghanaian Depositary Share
(GhDS)
R1/¢0.2056
0.001028
0.000154
0.000874
17 June 2013
US cents per American Depositary Share (ADS)
R9.960761/$1
5.0197
0.753
4.266
24 June 2013
Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
The quarter ended 31 March 2013 Dividend No. E17 of 25 South African cents (gross), or 21.25 South African cents (net)
was paid to holders of E ordinary shares on 14 June 2013, being those employees participating in the Bokamoso ESOP and 25 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.
By order of the Board
T T MBOWENI
S VENKATAKRISHNAN
Chairman Chief Executive Officer
5 August 2013
Quarterly Report June 2013 - www.AngloGoldAshanti.com 25

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Unaudited Unaudited
Restated
Unaudited Unaudited
Restated
Unaudited
Headline earnings (note 8)
112
259 323 372 892
Gain on unrealised non-hedge derivatives and
other commodity contracts
(100)
- - (100) -
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
27
- - 27 -
Fair value adjustment on option component of convertible bonds
-
(9) (24) (9) (67)
Fair value adjustment on mandatory convertible bonds
(175)
(137) (29) (312) (108)
Adjusted headline (loss) earnings
(135)
113 270 (23) 716
Adjusted headline (loss) earnings per ordinary share (cents)
(1)
(35)
29 70 (6) 185
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Unaudited Unaudited
Restated
Unaudited Unaudited
Restated
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
330
434 658 765 1,397
Gain on unrealised non-hedge derivatives and other
commodity contracts
(100)
- - (100) -
Adjusted gross profit
231
434 658 665 1,397
C
Price received
Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Gold income (note 2)
1,242
1,463 1,619 2,705 3,325
Adjusted for non-controlling interests
(17)
(22) (45) (40) (97)
1,225
1,441 1,574 2,665 3,228
Realised loss on other commodity contracts
7
7
-
14 -
Equity-accounted associates and joint ventures' share of gold income including realised non-hedge derivatives
65
69 81 134 169
Attributable gold income including realised non-hedge
derivatives
1,297
1,517
1,655
2,814 3,397
Attributable gold sold - oz (000)
912
927 1,030 1,840 2,059
Revenue price per unit - $/oz
1,421
1,636 1,607 1,529 1,650
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline (loss) earnings
Quarter ended
US Dollar million
Quarter ended
US Dollar million / Imperial
Six months ended
Six months ended
Quarter ended
Six months ended
Adjusted gross profit
US Dollar million
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Jun
Mar
Jun
Jun
Jun
2013
2013
2012
2013
2012
Unaudited Unaudited
Restated
Unaudited Unaudited
Restated
Unaudited
D
Total costs
Total cash costs (note 3)
824
797 792 1,621 1,520
Adjusted for non-controlling interests and non-gold producing companies
(28)
(39) (24) (67) (55)
Equity-accounted associates and joint ventures' share of total cash costs
44
46 61 90 114
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
840
804 829 1,644 1,579
Retrenchment costs (note 3)
4
6 3 8 6
Rehabilitation and other non-cash costs (note 3)
12
11 25 24 34
Amortisation of tangible assets (note 3)
206
213 203 419 403
Amortisation of intangible assets (note 3)
8
2 1 9 2
Adjusted for non-controlling interests and non-gold producing companies
(4)
(6) (11) (10) (17)
Equity-accounted associates and joint ventures' share of production costs
1
1 2 4 4
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,066
1,031 1,052 2,098 2,011
Gold produced - oz (000)
935
899 1,073 1,834 2,054
Total cash cost per unit - $/oz
898
894 773 896 769
Total production cost per unit - $/oz
1,141
1,147 980 1,144 979
E
EBITDA
Operating (loss) profit
(3,019)
264 481 (2,755) 1,086
Retrenchment costs (note 3)
4
6 3 8 6
Amortisation of tangible assets (note 3)
206
213 203 419 403
Amortisation of intangible assets (note 3)
8
2 1 9 2
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)
2,982
1 1 2,983 1
Impairment reversal of intangible assets (note 5)
-
- - - (10)
Gain on unrealised non-hedge derivatives and other commodity contracts
(100)
- - (100) -
Write-down of stockpiles and heap leach to net realisable value (note 5)
178
-
-
178
-
Write-off of loans (note 5)
7
-
-
7
-
Share of equity-accounted associates and joint ventures' EBITDA
13
10 9 24 40
Impairment of other investments (note 5)
14
12 - 26 1
Net (profit) loss on disposal and derecognition of assets (note 5)
(4)
1 3 (3) 5
288
509 701 796 1,534
F
Interest cover
EBITDA (note E)
288
509 701 796 1,534
Finance costs (note 6)
54
49 36 103 70
Capitalised finance costs
3
4 2 7 4
57
53 38 110 74
Interest cover - times
5
10 18 7 21
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2013
2013
2012
2012
Unaudited
Unaudited
Unaudited
Restated
Unaudited
G
Net asset value - cents per share
Total equity
3,192
5,569 5,494 5,624
Mandatory convertible bonds
270
448 588 647
3,462
6,017 6,082 6,271
Number of ordinary shares in issue - million (note 9)
385
385 385 385
Net asset value - cents per share
898
1,562 1,580 1,627
Total equity
3,192
5,569 5,494 5,624
Mandatory convertible bonds
270
448 588 647
Intangible assets
(281)
(321) (315) (243)
3,181
5,696 5,767 6,028
Number of ordinary shares in issue - million (note 9)
385
385 385 385
Net tangible asset value - cents per share
825
1,479 1,498 1,564
H
Net debt
Borrowings - long-term portion
2,212
2,844 2,724 1,847
Borrowings - short-term portion
1,011
214 271 30
Bank overdraft
31
- - -
Total borrowings
(1)
3,254
3,058 2,995 1,877
Corporate office lease
(26)
(29) (31) (33)
Unamortised portion of the convertible and rated bonds
34
33 53 78
Cash restricted for use
(63)
(63) (64) (56)
Cash and cash equivalents
(415)
(680) (892) (987)
Net debt excluding mandatory convertible bonds
2,784
2,319 2,061 879
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note G).
Quarter ended
US Dollar million / Imperial
Six months ended
US Dollar million
Quarterly Report June 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
193 - - - 193
Mined - 000 tonnes 1,184 351 509 767 2,811
Milled / Treated - 000 tonnes 1,113 341 447 812 2,712
Recovered grade - oz/ton 0.200 0.133 0.063 0.125 0.146
- g/tonne 6.86 4.56 2.16 4.27 5.02
Gold produced - oz (000) 245 50 31 112 438
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 8,817 81 - - 8,898
Recovered grade - oz/ton 0.006 0.086 - - 0.007
- g/tonne 0.22 2.94 - - 0.24
Gold produced - oz (000) 62 8 - - 69
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 13,683 2,691 - 16,374
Mined - 000 tonnes - 32,677 10,450 6,542 49,669
Treated - 000 tonnes - 6,008 467 256 6,731
Stripping ratio - ratio - 5.04 14.71 19.77 6.77
Recovered grade - oz/ton - 0.042 0.038 0.173 0.047
- g/tonne - 1.44 1.29 5.95 1.60
Gold produced - oz (000) - 279 19 49 347
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,285 - 16,603 17,889
Placed - 000 tonnes - 295 - 5,621 5,916
Stripping ratio - ratio - 32.45 - 2.17 2.39
Recovered grade - oz/ton - 0.019 - 0.010 0.010
- g/tonne - 0.67 - 0.34 0.36
Gold placed - oz (000) - 6 - 62 68
Gold produced - oz (000) - 6 - 75 80
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.18 9.20 37.10 15.23 7.33
TOTAL
Subsidiaries' gold produced - oz (000) 307 297 50 235 889
Joint ventures' gold produced - oz (000) - 46 - - 46
Attributable gold produced - oz (000) 307 343 50 235 935
Minority gold produced - oz (000) - 11 - 5 16
Subsidiaries' gold sold - oz (000) 303 277 50 236 866
Joint ventures' gold sold - oz (000) - 46 - - 46
Attributable gold sold - oz (000) 303 323 50 236 912
Minority gold sold - oz (000) - 11 - 5 16
Spot price - $/oz 1,416 1,416 1,416 1,416 1,416
Price received - $/oz sold 1,417 1,430 1,416 1,415 1,421
Total cash costs - $/oz produced 890 883 1,829 733 898
Total production costs - $/oz produced
1,127 1,119 2,051 988 1,141
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED JUNE 2013
Quarterly Report June 2013 - www.AngloGoldAshanti.com 28

FINANCIAL RESULTS
QUARTER ENDED JUNE 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 423 477 71 337 - 1,308 (65) 1,242
Cash costs (292) (312) (92) (216) 2 (910) 44 (866)
By-products revenue 19 1 - 23 - 42 - 42
Total cash costs (273) (311) (92) (193) 2 (868) 44 (824)
Retrenchment costs (3) - - (1) - (4) - (4)
Rehabilitation and other non-cash costs (9) (3) 2 (1) - (12) - (12)
Amortisation of assets (60) (79) (13) (60) (2) (215) 2 (213)
Total production costs (346) (393) (103) (256) - (1,098) 45 (1,053)
Inventory change 4 16 2 19 - 41 - 41
Cost of sales (342) (377) (101) (236) - (1,057) 45 (1,012)
Adjusted gross profit (loss)
81
100
(30)
100
-
250
(20)
231
Unrealised non-hedge derivatives and other
commodity contracts
99 - - - - 100 - 100
Gross profit (loss)
180
100
(30)
100
-
350
(20)
330
Corporate and other costs (1) (2) - (10) (54) (67) - (67)
Exploration and evaluation costs (2) (23) (10) (49) (5) (90) 11 (79)
Intercompany transactions - (28) (2) (1) 31 - - -
Special items (293) (1,873) 5 (954) (88) (3,204) 1 (3,203)
Operating profit (loss)
(116)
(1,826)
(38)
(914)
(117)
(3,011)
(8)
(3,019)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
1 1 (5) 1 120 118 (2) 116
Exchange gain (loss) - 1 - 1 3 5 1 5
Share of equity accounted investments profit - (178) - (1) (7) (186) 2 (183)
Profit (loss) before taxation (116) (2,001) (43) (913) - (3,074) (7) (3,081)
Taxation 49 541 12 287 (2) 887 7 895
Profit (loss) for the period
(67)
(1,460)
(31)
(626)
(2)
(2,186)
-
(2,186)
Equity shareholders (67) (1,444) (31) (622) (2) (2,165) - (2,165)
Non-controlling interests - (16) - (5) - (21) - (21)
Operating profit (loss) (116) (1,826) (38) (914) (117) (3,011) (8) (3,019)
Retrenchment costs 3 - - 1 - 4 - 4
Unrealised non-hedge derivatives and other
commodity contracts
(99) - - - - (100) - (100)
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 28 2 1 (31) - - -
Special items 294 1,846 - 953 84 3,177 - 3,177
Share of associates' EBIT - - - (1) 4 3 8 11
EBIT
81
47
(36)
39
(60)
73
-
73
Amortisation of assets 60 79 13 60 2 215 (2) 213
Share of associates' amortisation - - - - - - 2 2
EBITDA
142
126
(23)
100
(58)
288
-
288
Profit (loss) attributable to equity shareholders (67) (1,444) (31) (622) (2) (2,165) - (2,165)
Special items 293 1,662 - 953 84 2,992 - 2,992
Share of associates' special items - 178 - - 9 187 - 187
Taxation on items above (81) (493) - (327) - (902) - (901)
Headline earnings (loss)
145
(97)
(31)
4
92
112
-
112
Unrealised non-hedge derivatives and other
commodity contracts
(99) - - - - (100) - (100)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
27 - - - - 27 - 27
Fair value adjustment on option component
of convertible bonds
- - - - - - - -
Fair value adjustment on mandatory
convertible bonds
- - - - (175) (175) - (175)
Adjusted headline earnings (loss)
72
(97)
(31)
4
(83)
(135)
-
(135)
Ore reserve development capital 59 9 3 25 - 95 - 95
Stay-in-business capital 26 75 22 52 - 176 (10) 166
Project capital 37 137 75 36 - 285 (108) 177
Total capital expenditure
123
221
100
113
-
556
(117)
439
Capitalised leased assets (1)
Expenditures on intangible assets (20)
Capital expenditure per statement of cash flows
418
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
188 - - - 188
Mined - 000 tonnes 1,176 397 456 766 2,794
Milled / Treated - 000 tonnes 1,163 324 436 810 2,732
Recovered grade - oz/ton 0.207 0.135 0.097 0.146 0.163
- g/tonne 7.08 4.63 3.34 5.01 5.58
Gold produced - oz (000) 265 48 47 130 490
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 8,702 59 - - 8,761
Recovered grade - oz/ton 0.007 0.019 - - 0.007
- g/tonne 0.22 0.67 - - 0.23
Gold produced - oz (000) 63 1 - - 64
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 15,027 1,541 - 16,568
Mined - 000 tonnes - 35,518 3,567 5,498 44,582
Treated - 000 tonnes - 5,161 315 239 5,715
Stripping ratio - ratio - 4.58 40.70 19.07 5.63
Recovered grade - oz/ton - 0.038 0.040 0.151 0.043
- g/tonne - 1.31 1.38 5.17 1.47
Gold produced - oz (000) - 217 14 40 271
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,206 - 15,937 17,142
Placed - 000 tonnes - 256 - 5,467 5,723
Stripping ratio - ratio - 27.75 - 2.08 2.29
Recovered grade - oz/ton - 0.034 - 0.012 0.013
- g/tonne - 1.17 - 0.40 0.44
Gold placed - oz (000) - 10 - 71 81
Gold produced - oz (000) - 10 - 64 74
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.23 7.48 41.72 15.75 6.88
TOTAL
Subsidiaries' gold produced - oz (000) 327 231 61 234 854
Joint ventures' gold produced - oz (000) - 45 - - 45
Attributable gold produced - oz (000) 327 276 61 234 899
Minority gold produced - oz (000) - 11 - 4 15
Subsidiaries' gold sold - oz (000) 314 273 58 241 885
Joint ventures' gold sold - oz (000) - 42 - - 42
Attributable gold sold - oz (000) 314 315 58 241 927
Minority gold sold - oz (000) - 11 - 4 15
Spot price - $/oz 1,632 1,632 1,632 1,632 1,632
Price received - $/oz sold 1,638 1,635 1,629 1,634 1,636
Total cash costs - $/oz produced 896 994 1,302 668 894
Total production costs
- $/oz produced 1,123 1,278 1,525 926 1,147
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED MARCH 2013
Quarterly Report June 2013 - www.AngloGoldAshanti.com 30

FINANCIAL RESULTS
QUARTER ENDED MARCH 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 507 535 94 395 - 1,532 (69) 1,463
Cash costs (303) (286) (79) (206) (4) (878) 46 (831)
By-products revenue 10 1 - 24 - 35 - 34
Total cash costs (293) (286) (79) (182) (4) (843) 46 (797)
Retrenchment costs (2) (3) - (1) - (5) 1 (6)
Rehabilitation and other non-cash costs (4) (5) - (3) - (12) - (11)
Amortisation of assets (69) (72) (14) (61) (1) (216) 2 (215)
Total production costs (368) (365) (93) (247) (5) (1,077) 49 (1,029)
Inventory change 14 (41) 1 28 - 2 (2) -
Cost of sales (354) (407) (91) (219) (5) (1,075) 46 (1,029)
Adjusted gross profit (loss)
154
129
3
177
(5)
457
(23)
434
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
154
129
3
177
(5)
457
(23)
434
Corporate and other costs (1) (4) - (2) (61) (68) 2 (66)
Exploration and evaluation costs (3) (29) (12) (42) (3) (90) 11 (79)
Intercompany transactions - (24) (3) (1) 27 - - -
Special items (2) (19) 8 (10) (1) (25) 1 (25)
Operating profit (loss)
148
52
(4)
122
(44)
274
(10)
264
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (2) (2) 1 99 94 (1) 93
Exchange (loss) gain - (1) 1 (5) 1 (5) - (4)
Share of equity-accounted investments profit - (1) - (1) (7) (9) 2 (7)
Profit (loss) before taxation 146 48 (6) 117 49 354 (9) 346
Taxation (27) (36) 1 (44) - (106) 9 (98)
Profit (loss) for the period
119
12
(5)
73
50
248
-
248
Equity shareholders 119 5 (5) 70 50 239 - 239
Non-controlling interests - 7 - 2 - 9 - 9
Operating profit (loss) 148 52 (4) 122 (44) 274 (10) 264
Retrenchment costs 2 3 - 1 - 5 (1) 6
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 24 3 1 (27) - - -
Special items 2 - - 11 1 14 - 14
Share of associates' EBIT - - - (1) - (1) 9 8
EBIT
152
79
(1)
133
(70)
292
(1)
291
Amortisation of assets 69 72 14 61 1 216 (2) 215
Share of associates' amortisation - - - - - - 2 2
EBITDA
220
151
12
194
(69)
509
-
509
Profit (loss) attributable to equity shareholders 119 5 (5) 70 50 239 - 239
Special items 2 - - 11 1 14 - 14
Share of associates' special items - 1 - - 6 7 - 7
Taxation on items above (1) - - - - (1) - (1)
Headline earnings (loss)
120
6
(4)
81
57
259
-
259
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - (9) (9) - (9)
Fair value adjustment on mandatory
convertible bonds
- - - - (137) (137) - (137)
Adjusted headline earnings (loss)
120
6
(4)
81
(89)
113
-
113
Ore reserve development capital 55 9 5 23 - 92 - 92
Stay-in-business capital 13 89 14 30 4 151 (10) 141
Project capital 32 110 82 44 - 269 (87) 182
Total capital expenditure
101
208
101
98
4
512
(97)
415
Capitalised leased assets (18)
Expenditures on intangible assets (13)
Capital expenditure per statement of cash flows
384
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
230 - - - 230
Mined - 000 tonnes 1,493 387 318 543 2,742
Milled / Treated - 000 tonnes 1,299 462 217 641 2,620
Recovered grade - oz/ton 0.222 0.163 0.086 0.161 0.185
- g/tonne 7.61 5.58 2.94 5.51 6.35
Gold produced - oz (000) 318 83 21 114 535
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 3,010 - - - 3,010
Recovered grade - oz/ton 0.013 - - - 0.013
- g/tonne 0.46 - - - 0.46
Gold produced - oz (000) 44 - - - 44
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 15,106 559 - 15,665
Mined - 000 tonnes - 35,355 1,588 5,766 42,709
Treated - 000 tonnes - 6,217 623 238 7,078
Stripping ratio - ratio - 4.19 2.29 22.25 4.66
Recovered grade - oz/ton - 0.047 0.073 0.174 0.053
- g/tonne - 1.59 2.52 5.96 1.82
Gold produced - oz (000) - 319 50 46 415
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,182 - 16,555 18,737
Placed - 000 tonnes - 252 - 5,498 5,750
Stripping ratio - ratio - 20.19 - 1.97 2.30
Recovered grade - oz/ton - 0.021 - 0.013 0.013
- g/tonne - 0.72 - 0.44 0.45
Gold placed - oz (000) - 6 - 78 83
Gold produced - oz (000) - 6 - 73 79
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5.04 11.89 46.64 18.86 8.95
TOTAL
Subsidiaries' gold produced - oz (000) 362 358 71 233 1,024
Joint ventures' gold produced - oz (000) - 49 - - 49
Attributable gold produced - oz (000) 362 407 71 233 1,073
Minority gold produced - oz (000) - 12 - 20 32
Subsidiaries' gold sold - oz (000) 336 345 73 225 980
Joint ventures' gold sold - oz (000) - 50 - - 50
Attributable gold sold - oz (000) 336 395 73 225 1,030
Minority gold sold - oz (000) - 11 - 20 31
Spot price - $/oz 1,611 1,611 1,611 1,611 1,611
Price received - $/oz sold 1,604 1,606 1,608 1,611 1,607
Total cash costs - $/oz produced 779 761 1,187 657 773
Total production costs - $/oz produced 998 939 1,286 927 980
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED JUNE 2012
Quarterly Report June 2013 - www.AngloGoldAshanti.com 32

FINANCIAL RESULTS
QUARTER ENDED JUNE 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 539 653 117 390 - 1,700 (81) 1,619
Cash costs (304) (320) (84) (206) 18 (896) 61 (835)
By-products revenue 22 2 - 21 - 44 - 43
Total cash costs (282) (319) (84) (186) 18 (853) 61 (792)
Retrenchment costs (2) (1) - (1) - (3) - (3)
Rehabilitation and other non-cash costs (3) (8) - (14) - (25) - (25)
Amortisation of assets (74) (66) (7) (56) (3) (206) 2 (204)
Total production costs (361) (393) (91) (257) 15 (1,087) 63 (1,024)
Inventory change 27 3 (1) 33 - 62 1 63
Cost of sales (334) (390) (92) (224) 15 (1,025) 64 (961)
Adjusted gross profit (loss)
205
263
25
167
15
675
(16)
658
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
205
263
25
167
15
675
(16)
658
Corporate and other costs (3) (2) (1) (10) (82) (97) - (97)
Exploration and evaluation costs (2) (19) (21) (40) (7) (90) 1 (88)
Intercompany transactions - (19) (3) (1) 23 - - -
Special items (1) (3) 11 2 - 8 - 8
Operating profit (loss)
200
219
11
117
(51)
497
(15)
481
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 16 13 - 13
Exchange gain (loss) - 2 - 3 4 9 (1) 8
Share of equity accounted investments profit - - - (5) (17) (22) 14 (7)
Profit (loss) before taxation 199 219 11 116 (48) 497 (2) 495
Taxation (43) (82) (4) (65) (1) (196) 2 (194)
Profit (loss) for the period
156
136
7
51
(49)
301
-
301
Equity shareholders 156 151 7 45 (56) 304 - 304
Non-controlling interests - (15) - 6 6 (3) - (3)
Operating profit (loss) 200 219 11 117 (51) 497 (15) 481
Retrenchment costs 2 1 - 1 - 3 - 3
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Intercompany transactions - 19 3 1 (23) - - -
Special items 2 1 - 1 - 4 - 4
Share of associates' EBIT - - - (5) (3) (9) 15 7
EBIT
204
240
15
114
(77)
495
-
495
Amortisation of assets 74 66 7 56 3 206 (2) 204
Share of associates' amortisation - - - - - - 2 2
EBITDA
278
305
22
170
(74)
701
-
701
Profit (loss) attributable to equity shareholders 156 151 7 45 (56) 304 - 304
Special items 2 1 - 1 - 4 - 4
Share of associates' special items - - - - 13 13 - 13
Taxation on items above (1) 3 - - - 2 - 2
Headline earnings (loss)
157
155
7
46
(42)
323
-
323
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (24) (24) - (24)
Fair value adjustment on mandatory
convertible bonds
- - - - (29) (29) - (29)
Adjusted headline earnings (loss)
157
155
7
46
(95)
270
-
270
Ore reserve development capital 62 12 4 17 - 95 - 95
Stay-in-business capital 35 126 5 27 14 207 (2) 205
Project capital 32 81 43 37 - 193 (53) 141
Total capital expenditure
130
219
52
80
14
495
(54)
441
Capitalised leased assets (3)
Expenditures on intangible assets (20)
Capital expenditure per statement of cash flows
418
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
382 - - - 382
Mined - 000 tonnes 2,360 748 965 1,532 5,605
Milled / Treated - 000 tonnes 2,276 664 882 1,622 5,444
Recovered grade - oz/ton 0.203 0.134 0.080 0.135 0.155
- g/tonne 6.97 4.60 2.74 4.64 5.30
Gold produced - oz (000) 510 98 78 242 928
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 17,519 140 - - 17,659
Recovered grade - oz/ton 0.006 0.058 - - 0.007
- g/tonne 0.22 1.98 - - 0.23
Gold produced - oz (000) 124 9 - - 133
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 28,710 4,233 - 32,942
Mined - 000 tonnes - 68,194 14,017 12,040 94,251
Treated - 000 tonnes - 11,169 783 495 12,447
Stripping ratio - ratio - 4.79 17.67 19.44 6.18
Recovered grade - oz/ton - 0.040 0.039 0.162 0.045
- g/tonne - 1.38 1.33 5.57 1.54
Gold produced - oz (000) - 496 33 89 618
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,491 - 32,540 35,031
Placed - 000 tonnes - 551 - 11,088 11,639
Stripping ratio - ratio - 29.99 - 2.13 2.34
Recovered grade - oz/ton - 0.026 - 0.011 0.012
- g/tonne - 0.90 - 0.37 0.40
Gold placed - oz (000) - 16 - 133 149
Gold produced - oz (000) - 15 - 139 154
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.20 8.34 39.49 15.49 7.10
TOTAL
Subsidiaries' gold produced - oz (000) 634 529 111 469 1,744
Joint ventures' gold produced - oz (000) - 90 - - 90
Attributable gold produced - oz (000) 634 619 111 469 1,834
Minority gold produced - oz (000) - 22 - 44 66
Subsidiaries' gold sold - oz (000) 617 550 108 477 1,752
Joint ventures' gold sold - oz (000) - 88 - - 88
Attributable gold sold - oz (000) 617 638 108 477 1,840
Minority gold sold - oz (000) - 22 - 45 66
Spot price - $/oz 1,523 1,523 1,523 1,523 1,523
Price received - $/oz sold 1,529 1,531 1,530 1,526 1,529
Total cash costs - $/oz produced 893 932 1,541 701 896
Total production costs - $/oz produced 1,125 1,190 1,764 957 1,144
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
SIX MONTHS ENDED JUNE 2013
Quarterly Report June 2013 - www.AngloGoldAshanti.com 34

FINANCIAL RESULTS - SIX MONTHS
ENDED JUNE 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 930 1,012 165 732 - 2,840 (134) 2,705
Cash costs (595) (598) (172) (421) (1) (1,788) 90 (1,698)
By-products revenue 29 2 - 47 - 77 - 77
Total cash costs (567) (597) (171) (375) (1) (1,711) 90 (1,621)
Retrenchment costs (5) (3) - (2) - (9) 1 (8)
Rehabilitation and other non-cash costs (13) (8) 2 (5) - (24) - (24)
Amortisation of assets (129) (151) (27) (121) (3) (431) 3 (428)
Total production costs (714) (758) (196) (502) (5) (2,175) 94 (2,081)
Inventory change 18 (26) 4 47 - 43 (2) 41
Cost of sales (696) (784) (192) (455) (5) (2,132) 92 (2,040)
Adjusted gross profit (loss)
234
228
(27)
277
(5)
708
(43)
665
Unrealised non-hedge derivatives and
other commodity contracts
99 - - - - 100 - 100
Gross profit (loss)
334
228
(27)
277
(5)
807
(43)
765
Corporate and other costs (2) (6) (1) (12) (116) (136) 2 (134)
Exploration and evaluation costs (5) (53) (23) (91) (9) (180) 21 (158)
Intercompany transactions - (52) (5) (1) 58 - - -
Special items (295) (1,892) 13 (965) (90) (3,229) 1 (3,228)
Operating profit (loss)
32
(1,774)
(42)
(791)
(160)
(2,737)
(18)
(2,755)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (1) (7) 2 219 212 (3) 209
Exchange (loss) gain - - - (5) 4 - 1 -
Share of equity accounted investments profit - (178) - (2) (14) (194) 4 (190)
Profit (loss) before taxation 30 (1,953) (49) (796) 49 (2,719) (16) (2,735)
Taxation 22 505 13 242 (1) 781 16 797
Profit (loss) for the period
52
(1,448)
(36)
(554)
48
(1,938)
-
(1,938)
Equity shareholders 52 (1,438) (36) (552) 48 (1,926) - (1,926)
Non-controlling interests - (10) - (2) - (12) - (12)
Operating profit (loss) 32 (1,774) (42) (791) (160) (2,737) (18) (2,755)
Retrenchment costs 5 3 - 2 - 9 (1) 8
Unrealised non-hedge derivatives and
other commodity contracts
(99) - - - - (100) - (100)
Intercompany transactions - 52 5 1 (58) - - -
Special items 296 1,846 - 964 85 3,191 - 3,191
Share of associates' EBIT - - - (2) 4 2 19 21
EBIT
233
126
(37)
173
(130)
365
-
365
Amortisation of assets 129 151 27 121 3 431 (3) 428
Share of associates' amortisation - - - - - - 3 3
EBITDA
362
277
(10)
294
(126)
796
-
796
Profit (loss) attributable to equity shareholders 52 (1,438) (36) (552) 48 (1,926) - (1,926)
Special items 295 1,662 - 964 85 3,006 - 3,006
Share of associates' special items - 178 - - 15 194 - 194
Taxation on items above (82) (494) - (327) - (902) - (902)
Headline earnings (loss)
265
(91)
(36)
85
149
372
-
372
Unrealised non-hedge derivatives and other
commodity contracts
(99) - - - - (100) - (100)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
27 - - - - 27 - 27
Fair value adjustment on option component
of convertible bonds
- - - - (9) (9) - (9)
Fair value adjustment on mandatory
convertible bonds
- - - - (312) (312) - (312)
Adjusted headline earnings (loss)
192
(91)
(36)
84
(173)
(23)
-
(23)
Ore reserve development capital 114 18 7 48 - 188 - 188
Stay-in-business capital 40 164 37 82 4 327 (19) 308
Project capital 70 247 157 80 - 554 (195) 359
Total capital expenditure
223
429
201
211
4
1,069
(215)
854
Capitalised leased assets (19)
Expenditures on intangible assets (33)
Capital expenditure per statement of cash flows
802
Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
393 - - - 393
Mined - 000 tonnes 2,598 803 560 1,072 5,033
Milled / Treated - 000 tonnes 2,293 906 470 1,236 4,904
Recovered grade - oz/ton 0.231 0.143 0.093 0.163 0.185
- g/tonne 7.92 4.92 3.20 5.59 6.33
Gold produced - oz (000) 584 143 48 222 997
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 5,860 229 - - 6,090
Recovered grade - oz/ton 0.013 0.004 - - 0.013
- g/tonne 0.45 0.14 - - 0.43
Gold produced - oz (000) 84 1 - - 85
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 29,732 1,293 - 31,025
Mined - 000 tonnes - 69,996 3,668 11,306 84,970
Treated - 000 tonnes - 12,079 1,271 447 13,797
Stripping ratio - ratio - 4.72 2.65 22.49 5.19
Recovered grade - oz/ton - 0.048 0.065 0.180 0.053
- g/tonne - 1.63 2.22 6.17 1.83
Gold produced - oz (000) - 633 91 89 812
HEAP LEACH OPERATION
Mined - 000 tonnes - 4,357 - 32,650 37,007
Placed - 000 tonnes - 498 - 10,689 11,187
Stripping ratio - ratio - 18.31 - 2.12 2.46
Recovered grade - oz/ton - 0.022 - 0.012 0.013
- g/tonne - 0.75 - 0.42 0.43
Gold placed - oz (000) - 12 - 143 155
Gold produced - oz (000) - 12 - 147 160
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.71 11.46 44.79 18.84 8.61
TOTAL
Subsidiaries' gold produced - oz (000) 668 686 139 458 1,951
Joint ventures' gold produced - oz (000) - 103 - - 103
Attributable gold produced - oz (000) 668 789 139 458 2,054
Minority gold produced - oz (000) - 22 - 40 61
Subsidiaries' gold sold - oz (000) 642 711 141 462 1,957
Joint ventures' gold sold - oz (000) - 102 - - 102
Attributable gold sold - oz (000) 642 813 141 462 2,059
Minority gold sold - oz (000) - 22 - 42 63
Spot price - $/oz 1,651 1,651 1,651 1,651 1,651
Price received - $/oz sold 1,656 1,647 1,648 1,645 1,650
Total cash costs - $/oz produced 811 753 1,237 591 769
Total production costs - $/oz produced 1,050 936 1,348 834 979
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
SIX MONTHS ENDED JUNE 2012
Quarterly Report June 2013 - www.AngloGoldAshanti.com 36

FINANCIAL RESULTS - SIX MONTHS
ENDED JUNE 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 1,063 1,376 232 822 - 3,493 (168) 3,325
Cash costs (581) (616) (172) (392) 24 (1,738) 114 (1,624)
By-products revenue 40 3 - 61 - 104 - 104
Total cash costs (542) (613) (172) (331) 23 (1,634) 114 (1,520)
Retrenchment costs (4) (1) - (2) - (6) - (6)
Rehabilitation and other non-cash costs (5) (14) - (15) - (35) - (34)
Amortisation of assets (151) (132) (15) (106) (5) (409) 4 (405)
Total production costs (702) (759) (187) (454) 18 (2,083) 119 (1,965)
Inventory change 25 (19) (3) 34 - 38 (2) 36
Cost of sales (676) (778) (190) (419) 18 (2,045) 117 (1,928)
Adjusted gross profit (loss)
387
598
42
402
18
1,448
(51)
1,397
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
387
598
42
402
18
1,448
(51)
1,397
Corporate and other costs (4) (5) (1) (19) (143) (172) - (171)
Exploration and evaluation costs (3) (42) (38) (65) (17) (166) 2 (165)
Intercompany transactions - (37) (6) (1) 44 - - -
Special items (1) 3 25 2 (3) 25 - 25
Operating profit (loss)
379
516
22
319
(101)
1,135
(49)
1,086
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(3) (3) 1 (1) 103 98 - 98
Exchange gain (loss) - 4 - 1 1 6 - 6
Share of equity accounted investments
profit (loss)
- - - (9) (13) (22) 35 14
Profit (loss) before taxation 376 517 23 311 (9) 1,217 (13) 1,204
Taxation 47 (224) (9) (135) 1 (321) 13 (308)
Profit (loss) for the period
423
293
14
175
(8)
896
-
896
Equity shareholders 423 303 14 159 (15) 884 - 884
Non-controlling interests - (10) - 16 7 12 - 12
Operating profit (loss) 379 516 22 319 (101) 1,135 (49) 1,086
Retrenchment costs 4 1 - 2 - 6 - 6
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Intercompany transactions - 37 6 1 (44) - - -
Special items 4 (9) - 1 1 (3) - (3)
Share of associates' EBIT - - - (9) (4) (13) 49 36
EBIT
386
545
28
314
(148)
1,125
-
1,125
Amortisation of assets 151 132 15 106 5 409 (4) 405
Share of associates' amortisation - - - - - - 4 4
EBITDA
537
677
43
420
(143)
1,534
-
1,534
Profit (loss) attributable to equity shareholders 423 303 14 159 (15) 884 - 884
Special items 4 (9) - 1 1 (3) - (3)
Share of associates' special items - - - - 9 9 - 9
Taxation on items above (1) 3 - - - 1 - 1
Headline earnings (loss)
425
297
14
160
(5)
892
-
892
Unrealised non-hedge derivatives and
other commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bond
- - - - (67) (67) - (67)
Fair value adjustment on mandatory
convertible bond
- - - - (108) (108) - (108)
Adjusted headline earnings (loss)
425
297
14
160
(181)
716
-
716
Ore reserve development capital 120 24 9 32 - 185 - 185
Stay-in-business capital 55 230 9 43 17 353 (4) 349
Project capital 60 128 77 90 - 355 (85) 270
Total capital expenditure
236
382
94
165
17
893
(89)
805
Capitalised leased assets (3)
Expenditures on intangible assets (28)
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.
Quarterly Report June 2013 - www.AngloGoldAshanti.com

Administrative   information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares) AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
UBS (South Africa) (Pty) Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: 020 7796 8644
Fax: 020 7796 8645
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
AM O’Neill ~ (Executive Director: Business and
Technical Development) (Resigned from Board -
19 July 2013)
RN Duffy
^
(Chief Financial Officer)
S Venkatakrishnan*
§
(Chief Executive Officer)
Non-Executive
T T Mboweni
^
(Chairman)
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
Prof L W Nkuhlu
^
S M Pityana
^
R J Ruston~
* British
^
South African
~ Australian
§
Indian
Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com
United Kingdom
Michael Bedford
Telephone: +44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
Quarterly Report June 2013 - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 07, 2013
By:     /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary